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Follow-Up Materials

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REGISTRANT'S NAME Randstad Holding

*CURRENT ADDRESS

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PROCESSED
APR 22 2004
THOMSON FINANCIAL

FILE NO. 82- 4956 FISCAL YEAR 12-31-03

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DAT : 4/20/04

Annual Report 2003



randstad holding

Randstad

active in 13 countries
with 12,280 corporate employees
servicing 54,000 clients
and employing 206,000 flexworkers
on a daily basis

leading market positions in
Belgium, Germany, the Netherlands,
Portugal, Spain and the southeast
of the United States

Annual Report 2003

randstad holding


randstad
flexible
work
solutions
want
to be
the best?

Randstad branch in Cardiff, United Kingdom

1,330 branches
220 in-house locations
165,100 staffing employees
9,200 corporate employees

The central service concept Randstad offers is called 'mass-customized'. This may sound like a contradiction in terms, yet the term expresses how we approach the services provided through our strong Randstad brand. The operational processes are standardized; this is the 'mass' side. However, providing the best match for the client is a customized, one-on-one solution. Unique in the Randstad approach is that our consultant is the face to the client as well as to the flexworker, providing the sell and the service. Randstad works with clients on total HR planning solutions, supporting their productivity goals. This demands real knowledge of their business.
When we say: 'Good to know you', it is much more than a welcome. Knowing the local market, how its dynamics work in every sense, from business sectors and their staffing needs to the availability of flexible labor, is what 'knowing' is all about. It is part of the matching process where our consultants play a key role. But the total Randstad mass-customized package goes further than providing the right flexworker for the job. Often, clients need staffing support for many different profiles. And we also have specialties, where knowledge of the sector and work involved is vital, such as health care, logistics, call centers and outplacement.
The case studies show the diversity of Randstad's services.




Forum

Staffing the Barcelona Forum 2004

Barcelona is no stranger to massive international events. The port city in Spain hosted the Olympics in 1992. In fact, this is the link with Randstad's participation in the Universal Forum of Cultures planned by the city for 2004. 'The Forum organizers were looking for an international staffing company which could handle the flexible supply of personnel throughout the 141 days of the event,' says Randstad's Joaquin Soler. 'Randstad's experience with the Atlanta Olympics was one reason they approached us. The other was our ability to provide quality flexworkers for all the profiles needed.' Randstad will be very visible at the Forum, which brings together people from all over the world in an ambitious program of exhibitions, debates, workshops and performances. 'The Forum's ultimate goal,' confirms Soler, 'is to show that globalization can be a peaceful, inspiring and sustainable process. It is a goal that matches exactly with our own corporate culture.'

Outplacement: flexible solutions

'Good employership' is not only about working conditions and benefits. It is also about ensuring employees are supported when economic or market conditions require a reduction or reorganization of the workforce. This is where in the Netherlands Randstad Mobiliteitsdiensten (RMD, outplacement services) comes in. In 2003, RMD supported more than 350 small, medium and large companies in outplacing over 3,000 people. 'Basically,' says Lilian in 't Zand of RMD, 'our role is to ensure people find new opportunities.' In the past two years, requests for RMD mediation have grown dramatically. 'Ideally,' In 't Zand continues, 'we prefer to be part of the initial planning process. Early involvement means we can advise on how to approach what is often a painful process for all concerned.' RMD success rates in outplacing are high. 'Even in difficult economic conditions, around 60% of candidates are placed within six months, either through our Randstad and Tempo-Team networks, or straight to permanent new jobs. Within 12 months, we have usually outplaced around 85%.'



Zilveren Kruis Achmea call center

Netherlands, Germany, Belgium, Luxembourg, France, Spain, United Kingdom, Switzerland, Italy, Denmark, Portugal, United States, Canada

Service onsite

Customer service is paramount to all companies involved in the service industry – as Randstad knows only too well. This is one of the reasons why we are successful in the call center sector, both in Europe and in North America. We fully understand the needs of the sector. In the US, Randstad has a high number of call center clients, including Nissan, OSI and Bose.

Acknowledged as one of the world's top audio-technology companies, Bose has a reputation to maintain. The company sets high standards for quality, not only in its products, but also in every level of service it provides to customers. That means everything about the company, from product development and manufacturing production to call center services must be the best. Says Randstad North America's Tracy Mazza, 'Our role is to support HR planning by supplying personnel needed in many departments at Bose, from engineering right through to creative and administrative. Flexworkers come to us specifically because they know we work with Bose. Through our close cooperation onsite with the company, we have been able to deliver what Bose says is 'the most effective training program developed to date for our call center'. This is our kind of client. They expect the best and that inspires us to provide the best.'



Bose call center

Randstad on call

Under the 'People first, rules later' philosophy, insurer Zilveren Kruis Achmea works for 1.5 million clients. As one of the Netherlands' largest health-care insurers, everything the company does is about people. Zilveren Kruis Achmea is a direct writer, selling straight to clients. Service and support to clients is handled primarily by telephone, with the call center as crucial component. At times when Zilveren Kruis Achmea is faced with peaks, or when extra staff is required for marketing campaigns, the insurer calls on Randstad and Tempo-Team. As preferred staffing partner, Randstad and Tempo-Team together supply additional personnel in these busier periods. Of the Achmea Group's 12,500 personnel, more than 2,000, including our flex-workers, answer customer queries and provide them with information every day. In addition to customer contact agents, we mainly supply administrative flexworkers, IT help desk employees and executive chauffeurs.

Randstad rocks

With big names like Moby, Coldplay and Radiohead topping the bill, the one-day TW Classic and the three-day Rock Werchter events rank among the world's biggest and best. Reason enough for Randstad Belgium to sponsor. But besides association with a highly professional organization (Clear Channel Entertainment), there are other clear benefits for Randstad in this three-year sponsorship package. 'In 2003,' says Randstad coordinator Diane Petré, 'the two festivals attracted around 300,000 people between 18 and 35 from all over Europe. We want to get the Randstad message across and be top-of-mind for this young and dynamic group. By contributing our specific core competences, in this case HR planning, we showcase our professionalism. What better way to promote name recognition than through a memorable and fun event?'


uitzend
tempo-team uitzendbureau
JE MOET HET
DOEN
Jouw flexbaan begint hier.
tempo-team
JE RAAKT
ENTHOUSIAST
ZODRA HET IN DE
CIJFERS
LOOPT
tempo-team

Tempo-Team branch in Haarlem, the Netherlands

215 branches
60 in-house locations
21,500 staffing employees
1,310 corporate employees

With 275 branches (including 60 in-house locations) throughout the country, the Tempo-Team Group ranks among the top staffing organizations in the Netherlands. Tempo-Team also operates in the mass-customized segment and offers a broad range of services. These include temporary and contract staffing, recruitment & selection, and reintegration and outplacement of personnel. Various forms of subcontracting also form part of the offering. Tempo-Team's approach in the market is to seek solid, quick and innovative solutions.
As our selected case studies show, understanding of how the sector works, what skill-sets are required and how businesses operate are all part of the matching process. Flexworker training can be required to fill specialist profiles. Tempo-Team sets up programs where needed. This is part of the added value it delivers to its clients and flexworkers.

Work on the table

Part of the Tempo-Team Group since 2002, the specialist staffing unit JMW Horeca Uitzendbureau (hospitality staffing services) operates in the hospitality sector in Holland. 'We have become part of the specialized business unit within Tempo-Team,' confirms JMW's Martin van Baekel. 'We service the top party caterers and the top segment of the hospitality business.' One of JMW's major clients is Martinair Partyservice. 'Our relationship with this client is very close,' says Van Baekel. 'They cater every type of celebration, from small dinner parties to massive events, also managing food and beverage outlets at venues, such as sports arenas and exhibition sites.' JMW is a preferred supplier. 'With Martinair Partyservice, we do every kind of event. Our biggest was a full dinner for 1,400 people where 280 flexworkers hosted, cooked and served. We work with the client on multi-day events, but you will also find a single flexworker at an intimate dinner for six.' While the acquisition of JMW has strengthened Tempo-Team's existing position in the hospitality sector, a key focus sector, it has also created other opportunities. Adds Van Baekel, 'Tempo-Team is now also handling the client's other staffing needs.'


7
tempo-team
KPO

Tempo-Team Hospitality & Catering

Taking care

Starting in 2001, the Dutch Ministry of Health launched an on-going nationwide campaign to attract care workers. Tempo-Team's expertise in both public and health care sectors made it the ideal partner. 'This was a huge undertaking,' says Murk Westerterp of Tempo-Team. 'In Dutch, the campaign was called: Hard Nodig, which translates as Badly Needed. The goal was to bring thousands of professional carers back into the sector. Around 400,000 letters were sent out to people who had once worked in health care. The response was 7% or 28,000 people. Our task was to select candidates, evaluate training needs, set up necessary training programs, and place successful candidates in care positions throughout the Netherlands.' In total, Tempo-Team put 3,000 badly needed care workers, including OR and ward nursing staff, back into hospitals, rest homes, home-care organizations and mental health-care facilities. At the same time, the project firmly established Tempo-Team as one of the Netherlands' top health-care staffing organizations. 'Going forward, we are working increasingly with Randstad Health Care. By combining expertise in this highly specialized field, we can create real synergies and improve our service offering even further.'


THALYS

High-speed train

54 branches
2,700 interim professionals
500 corporate employees

YACHT

The second service concept in the Randstad Group, Yacht, meets the need for highly-qualified interim professionals. When tackling special projects, more and more companies decide to bring in interim professionals. Client needs vary from tactical, strategic and operational support for specific projects to interim management. Often, using Yacht is itself a strategic choice. By deploying interim professionals, clients increase their flexibility and efficiency. Our professionals have a broad range of experience so they are able to contribute significantly, especially when projects are multi-discipline and complex. Interim professionals at Yacht are specialized in a number of business areas: Finance, HRM & Management, IT, Legal, Logistics & Purchasing, Marketing & Communications, and Technology. As our case studies show, this is a win-win situation. Yacht interim professionals have the opportunity to grow their expertise continually as they take on new challenges. Our clients can access the right professionals, with the right experience and know-how.

Efficiency on track

Henny Gruis, interim professional Finance has just finalized a challenging project for Dutch Rail subsidiary Servex – on time and on budget. 'Servex manages all Dutch Rail's food and beverage franchised outlets,' he explains, 'In 2003, it was processing around 90,000 invoices manually every year. There were two basic issues. One was that invoices were often paid before they were checked. The other was Servex's growth plans. In 2004, the number of invoices will double.' Gruis' task was to develop an efficient processing system for incoming invoices that would include receipt, control, processing and payment. 'Colleagues from Yacht ICT actually designed the system which was implemented successfully in September 2003.' Servex will earn back the investment within one year. Book-keeping capacity has been reduced by 70% and its focus is now on control. Productivity has been increased dramatically. 'This was a complex project,' Gruis says, 'the kind that is the icing on the cake. You're intensely involved with the client who needs all your experience and knowledge. You're on a continual learning curve. Then you take that new know-how to the next assignment. And the challenge starts all over again.' Gruis is now working on an assignment at Transavia Airlines.



Interim professionals:
Michael Groenewold and Gitta Bartling

High-speed quality

The construction of a high-speed rail infrastructure in the Netherlands is a prestigious project. Yacht interim professionals have been involved at every stage, from participation in tender teams to quality control on the actual construction. Through Yacht Technology, Michael Groenewold is currently one of a two-man team responsible for so-called 'art work' on one section of the High Speed Line. 'These are the viaducts, the bridges, the tunnels,' he says. 'Five construction companies are involved. Our task is quality control, ensuring the construction is according to specification.' Groenewold started on the High Speed Line in 2001 and will be involved for the duration of the project. At 36, he has spent most of his career with Yacht. The main reason he enjoys the interim professional lifestyle is the challenge and variation it offers. 'My assignments change about every three years. Every time you complete a project, you have a new opportunity. When I started as an interim professional, the idea was to gain some experience while I looked for a permanent job. But that was 10 years ago and I'm still with Yacht.'



JR Interiors GmbH & Co KG in Unterriexingen, Germany

366 in-house locations
16,700 staffing employees
680 corporate employees

CAPAC INHOUSE SERVICES
a Randstad Company

randstad
inhouse services

This concept is offered under the Capac Inhouse Services brand in the Netherlands and internationally as Randstad Inhouse Services. It offers clients direct access to flexible personnel management, planning and cost-efficiency solutions, supporting improved productivity. Inhouse Services focuses on the large scale production and logistics market segments. In-house services is a total and client-dedicated package. This dedicated package comprises recruiting and selecting the right flexworkers based on a limited range of job profiles. Furthermore we offer training and support for them. This is basically to create a high retention and continuity among flexworkers. We also provide administrative handling.
The Inhouse Services account specialist works exclusively for a single client - onsite. In addition, the account specialist works closely with the client to manage planning for the deployment of personnel with the right qualifications and experience, when and where needed.

Productivity onsite

Your production pattern is defined by peaks and troughs. Your products are perishable. So how do you manage production line productivity effectively and efficiently? The answer for Sara Lee Foods subsidiary Meester Stegeman in the Netherlands is simple. You bring in Capac Inhouse Services. Account specialist Iris Hakvoort is the woman on the front line: 'We provide Meester Stegeman with around 25% of its production line personnel, based on their needs at peak activity times. These flexworkers are recruited, trained and supported by us – onsite.' Hakvoort works closely with production supervisors on a day-to-day basis. 'Communication lines are short. This means we know exactly what the client is going to need and we can respond quickly.' But there is more to it than simply providing quality flexworkers. 'As account specialist, you are continually working to anticipate client needs, to advise them on the most appropriate solutions, and continually improving our service offering to them. This includes proactively searching for ways to increase the client's productivity through the most efficient possible deployment of flexible labor against the lowest possible cost. I believe that is what distinguishes us in the market.'


CAPAC
TPG in Zwolle, the Netherlands

Inhouse drive

German automotive company JR Interiors has many leading customers. But Daimler Chrysler is perhaps one of the most demanding. The makers of Mercedes demand top quality in every detail in their automobiles. Randstad Inhouse Services supports JR Interiors in meeting these exacting quality standards. According to Wolfgang Fritzsch, JR Interiors' managing director, 'At present, we are working with Randstad Inhouse Services to fill in for our own employees who are ill or on vacation. However, alongside the work we do on the Mercedes E Class, from mid-2004, we will be producing the instrument panels for the Mercedes A Class and the SLK luxury sports car ranges. Setting up new production lines needed to handle these volumes requires a high level of staffing flexibility.
We have now opted to outsource personnel recruitment, deployment and the related administration to Randstad Inhouse Services. This approach is ideal for handling large-volume projects by using productivity control. That leaves us free to concentrate on our core competences while Randstad Inhouse Services handles the staffing.'

Safe Harbor statement

This document contains forecasts on Randstad Holding nv's future financial performance, results from operations, and goals and strategy. By definition, forecasts generate risk and uncertainty because they refer to events in the future and depend on circumstances that cannot be foreseen in advance. Numerous factors can contribute to material deviation from results and developments indicated in forecasts. Such factors can include general economic circumstances, scarcity on the labor market and the ensuing demand for (flex) personnel, changes in labor legislation, personnel costs, future exchange and interest rates, changes in tax rates, future corporate mergers, acquisitions and divestments, and the speed of technical developments. You should not place undue reliance on these forecasts. They are made at the time of publication of the annual financial statements and in no way provide guarantees for future performance. All operating and business environments are subject to risk and uncertainty. For this reason, we can offer no assurances that the forecasts published here will prove correct at a future date.

This annual report was prepared in English and Dutch.
Please note that in case of unclarity, the Dutch text is decisive.

contents

profile

Corporate mission

The Randstad Group's mission is to rank among the world leaders in matching demand and supply of labor and HR services.

The labor market – how we see it

Key work-related, social and demographic trends in our society are shifting. In Europe, the average age of the working population is rapidly increasing. The majority of larger corporations no longer offer 'a job and a career for life'. In both the US and Europe many industries are moving their production base to lower labor cost areas in Eastern Europe, Latin America and Asia. This is driving a shift towards service and knowledge-based economies in the US and Europe. Many governments are not equipped to redistribute jobs and skills efficiently in their national economy. From the employee's point of view, freedom in work choices is important, rather than collectivism and paternalism. The result is that flexibility in the labor market is already a key factor in creating a healthy, agile economy, and will continue to grow in importance for the foreseeable future.

Since 1960, Randstad has played a pivotal role in enabling this work-related flexibility. We take pride in distinguishing Randstad through the quality of our service, our leadership in developing socially responsible flexibility, and the trust we have gained with our clients, our flexworkers and corporate employees, and all other stakeholders. We meet the demand for strategic HR planning and productivity of small, medium and large enterprises, both private and public, while simultaneously providing protection, security and opportunities for the employees involved. We do so by knowing the needs of our clients, by knowing the needs of our flexworkers, and by providing the best match and the best services on the basis of that knowledge. We express this as: 'Good to know you'.

What makes us different

Our primary objective is corporate continuity through organic growth, underpinned by robust and tested business models that are continually enhanced and improved. We have a specific philosophy on how we bring together people, brands, and service concepts in our branches so that the focus is always on client needs. Three typical elements of the Randstad models are:

1. The same consultant who talks to clients about their needs, also carries out the recruitment of flexworkers and the ultimate match between client and flexworker.
2. Our unit structure: two-person teams systematically build knowledge of local markets, client requirements and flexworker availability. This also means that there is always knowledgeable support for clients which does not depend on just one person, ensuring a high-quality client relationship and a flat, empowered organization.
3. We work on the basis of increasingly web-based, tailor-made systems.

This solid base allows us to develop entirely new services to meet emerging needs, and to expand our existing products quickly into new territories. In response to changing requirements, Randstad is continually extending traditional staffing services to include other HR services segments, such as payrolling, permanent placement, and training.

For the Group, corporate social responsibility has always been a way of life. In concrete terms, we are committed to the constant and careful consideration of the interests of all stakeholders (clients, flexworkers, our own employees, shareholders, employers' and employees' organizations, suppliers etc.). We participate actively in many business and social areas, focusing specifically on projects aimed at improving employment market dynamics, or which make specific use of our core competences. Our participation is driven by our core values.

Simultaneous promotion of all interests

The Randstad Group is an integral part of the business and social environment in all its markets. We therefore feel strongly about making a contribution to society. Consequently we aim to take into account fully the interests of all stakeholders.

To know, serve and trust

We have a genuine desire to provide good quality service. Therefore, we have to have thorough knowledge of our clients' and our flex-workers' needs. The same goes for the way in which we interact with our corporate employees and all other stakeholders. Key in these relationships is mutual trust.

Striving for perfection

Randstad aspires to distinguish itself through the high quality of its services. Striving for perfection is, therefore, integral to our corporate culture and continuity goals, and must be firmly embedded in all our aims and objectives.

Revenue split by geographical area, 2003

Netherlands	39%
Germany	11%
Belgium/Luxembourg	11%
France	7%
Spain	6%
United Kingdom	3%
Italy	2%
Other European countries	1%
North America	20%
Total in millions of €	**5,257.4**



Revenue split by service concept, 2003

Mass-customized, Europe	68%
Mass-customized, North America	20%
In-house services	8%
Yacht	4%
Total in millions of €	**5,257.4**



Growth model (organic growth)


start
growth
expansion
growth
expansion
1
1
1
2
1
2
1
3
4
2

Where we work

More than 80% of the world market for temporary and contract staffing is in Europe and North America. Within these regions, we concentrate on those areas where we expect growth, either because of deregulation of the labor market or through development in markets requiring more or more specialized services. As a Group, we rank amongst the world leaders. Specifically, we are market leader or a major player in the German, Spanish, Dutch, Portuguese and Belgian markets, as well as in the southeast of the United States. We are also active in Canada, Denmark, France, Italy, Luxembourg, Switzerland and the United Kingdom. We are actively investigating new regions in Eastern Europe and Asia. In some cases, we may use local acquisitions to achieve targeted market or segment positions more rapidly.

Strong foundations

Since 2001, we have been building our business on the basis of four strategic *building blocks*. These are designed to establish a framework for our targets, our business development and our internal training. These building blocks, further explained below, provide clarity and strategic consistency.

1. Strong concepts

At Randstad, a strong concept is a service offering that has proven track record and is easy to replicate and implement in new markets. The Randstad Group offers three distinct service concepts which each offer their own individual benefits to the clients:

- Mass-customized services implies that providing the best match is a customized, one-on-one solution. This concept covers all possible job profiles including specialist positions. The added value for clients and flexworkers results from the quality and knowledge of the Randstad consultants and the quality of the match.
- In-house services enable clients to outsource all handling of their flexible workforce to Randstad, mainly in the logistics and production sector with Randstad working from onsite locations.
- Yacht interim professionals are knowledgeable in a wide range of business areas such as technology, finance, ICT, HRM & management, and legal. They participate in clients' projects and activities bringing in knowledge rather than complete solutions.

2. Best people

In our business, the high quality of our consultants distinguishes the Group in the marketplace. We focus on the development of our first-rate systems for selecting, rewarding, developing, retaining and promoting corporate employees. Over 80% of all vacancies are filled through internal promotions. Furthermore, we pay particular attention to maintaining the specific Randstad culture which reinforces the right competences, skills and behavior.

3. Excellent execution
In recent years, the Randstad Group has worked hard on the standardization of work processes. By introducing and embedding standards and reducing tolerance for inefficiency, our aim has been to improve work processes so that we, and our clients, can benefit from synergies. Most of our processes, especially in back offices, can be applied to all our operations. Operational benefits include lower costs, more effective internal and external communication, rapid and more transparent decision-making. Moreover, by defining and establishing these standards, we can more easily roll out basic service concepts to new markets.

4. Superior brands
In the Netherlands, the Randstad and Tempo-Team brands are household names. As the Group is growing internationally, the aim is to further build the strength of the Randstad name. A global branding program under the tagline 'Good to know you' has been implemented throughout the international organization, with considerable success. 'Good to know you' is more than a tagline. It stands for a comprehensive branding philosophy, which includes not only toolkits and methods for branch refurbishment, advertising and communication, but also builds 'best practice' methods for our clients and flexworkers based on our core values.

Our medium-term strategic targets
Within the frameworks described above, our medium-term targets for the coming four to six years are:
- increasing revenue from our non-Dutch business to 70% of total revenue;
- increasing the revenue share of our specialty services business to 30% of total revenue;
- an EBITA performance between 5% and 6%.

The achievement of these targets will partly be dependent on the macro-economic climate.

Randstad Holding nv is listed on the Amsterdam stock exchange (Euronext) and is included in the Amsterdam Midkap Index (AMX). Options on Randstad stock are traded in Amsterdam.

For more information on Randstad go to www.randstad.com.

organizational chart

(as of December 31, 2003)

	Mass-customized staffing		In-house services	Interim professionals
	Randstad	Tempo-Team + other group companies	Randstad & Capac Inhouse Services	Yacht
Countries	Belgium/Luxembourg		Belgium	Belgium
	Canada			
	Denmark			
	Germany		Germany	Germany
	France		France	France
	Italy		Italy	
	Netherlands	Netherlands	Netherlands	Netherlands
	Portugal			
	Spain		Spain	
	Switzerland			
	United Kingdom		United Kingdom	United Kingdom
	United States		United States	
Support	Shared Service Centers + Group functions			

geographical distribution



North America

	Branches/ in-house locations	Staffing employees*	Corporate employees*
Netherlands	838	79,200	5,310
Germany	238	18,100	1,310
Belgium/Luxembourg	192	19,500	990
France	156	12,500	630
Spain	130	17,500	820
Italy	104	4,200	340
United Kingdom	91	7,900	460
Switzerland	18	800	60
Portugal	9	1,900	90
Denmark	7	600	40
United States	445	42,500	2,120
Canada	14	1,300	110
Total	2,242	206,000	12,280

United States
Randstad 445
(including 132 in-house locations)

Canada
Randstad 14

* average



Europe

Netherlands
Randstad 316
(including 45 in-house locations)
Tempo-Team 275
(including 60 in-house locations)
Profcore 1
Otter-Westelaken 12
Yacht 33
Capac Inhouse Services 201

Germany
Randstad 229
(including 38 in-house locations)
Yacht 9

Belgium
Randstad 121
Yacht 10
Randstad Inhouse Services 58

Luxembourg
Randstad 3

France
Randstad 100
Yacht 1
Randstad Inhouse Services 55

Spain
Randstad 114
Randstad Inhouse Services 16

United Kingdom
Randstad 66
Yacht 1
Randstad Inhouse Services 24

Switzerland
Randstad 18

Italy
Randstad 92
Randstad Inhouse Services 12

Denmark
Randstad 7

Portugal
Randstad 9
(including 3 in-house locations)

core data

amounts in millions of €, unless otherwise indicated	2003	2002	Δ%
Revenue	**5,257.4**	5,443.8	(3.4)
Gross profit	**1,088.9**	1,193.4	(8.8)
EBITA[1]	**120.8**	100.1	20.7
EBITDA[2]	**174.2**	166.2	4.8
Operating profit	**118.2**	98.3	20.2
Net income before amortization goodwill (after taxes)	**79.6**	58.6	35.8
Net income	**77.1**	56.8	35.7
Cash flow from operations	**223.6**	196.4	13.8
Free cash flow	**221.2**	223.4	(1.0)
Shareholders' equity	**353.8**	334.5	5.8
Net debt	**18.3**	207.5	(91.2)
Interest cover[3]	**20.5**	10.5	
Average number of staffing employees	**206,000**	207,800	(0.9)
Average number of corporate employees	**12,280**	13,040	(5.8)
Number of branches, year-end	**1,600**	1,685	(5.0)
Number of in-house locations, year-end	**642**	582	10.3
Market capitalization, year-end	**2,223.4**	988.5	124.9
Price/earnings ratio	**33**	20	
Average number of ordinary shares outstanding (in millions)	**115.3**	115.4	
Average number of diluted ordinary shares outstanding (in millions)	**115.4**	115.4	
Number of ordinary shares issued (in millions), year-end	**115.6**	115.6	
Closing price (in €)	**19.23**	8.55	124.9
Ratios in % of revenue			
Gross margin	**20.7%**	21.9%	
EBITDA	**3.3%**	3.1%	
Operating profit	**2.2%**	1.8%	
Net income before amortization goodwill (after taxes)	**1.5%**	1.1%	
Net income	**1.5%**	1.0%	
Earnings per ordinary share (€)	**0.59**	0.42	40.5
Earnings per ordinary share before amortization goodwill (€)	**0.62**	0.43	44.2
Diluted earnings per ordinary share before amortization goodwill (€)	**0.62**	0.43	44.2
Dividend per ordinary share (€)	**0.25**	0.17	47.1
Pay-out per ordinary share in %	**42**	40	

1 EBITA: operating result before amortization intangible fixed assets. **2** EBITDA: operating result before depreciation tangible fixed assets and amortization intangible fixed assets.
3 Interest cover: EBITDA on financial income and expenses.

report to shareholders

Dear Shareholder,

The Randstad Group began the reporting year in an uncertain economic climate with mixed signals on recovery. Our response was to prioritize those factors we can control: operational cost reduction, the realignment of the organization to improve efficiency, and more aggressive sales to gain market share. Firm building blocks were established to underpin our efficiency and focus. We started the year with clear strategic goals and targets: to improve profitability in Germany and North America; increase market share in all our markets through organic growth; and reduce debt. This focus has led to:

- net income up by 35.7% (2002: € 56.8 million; 2003: € 77.1 million)
- operating profit up by 20.2% (2002: € 98.3 million; 2003: € 118.2 million)
- net debt further reduced to € 18.3 million (2002: € 207.5 million)
- earnings per share € 0.62 (2002: € 0.43)
- proposed dividend per share € 0.25 (2002: € 0.17).

We have achieved these improved results through full commitment by the whole Group. Almost all operating companies have outperformed their markets and contributed to profit in 2003. Markets that had been particularly difficult in recent years, such as Germany and the United States, have posted notable improvements. Organizational realignment while maintaining the branch network in the Netherlands led to market share gains and solid results through cost efficiency. Italy, Spain, Canada and Portugal continued to perform strongly. Our aim going forward into 2004 is to maintain our efforts in those areas of the business that we can control, supported by our building blocks. This annual report describes our efforts and results in 2003.

At the General Meeting of Shareholders in May 2003, CEO Cleem Farla stepped down because of health reasons. Randstad is grateful for his contribution to the growth and development of the Group. The whole organization joins me in wishing him the very best for his future health.

As his successor, I would like to thank all our employees, both corporate and flexworker, for the dedication and commitment they have shown over the past year. The Randstad Group is counting on their continued efforts as we drive the organization forward to greater growth and profitability. Finally, I also want to thank our clients for their confidence and loyalty throughout the year.

Ben Noteboom
Chairman of the Executive Board and CEO Randstad Holding nv

executive board



Jim Reese (1953)
joined Randstad in 1998,
responsible for the United States, Canada and the United Kingdom

Leo Lindelauf (1951)
joined Randstad in 1979,
responsible for Spain, Germany, Italy, Portugal, Tempo-Team and corporate accounts

Ben Noteboom (1958)
joined Randstad in 1993,
chairman of the Executive Board and CEO, also responsible for Randstad the Netherlands, Poland and mass-customized concepts

Robert-Jan van de Kraats (1960)
joined Randstad in 2001,
CFO, also responsible for Yacht and IT

As of January 1, 2004, Jacques van den Broek (1960) will be responsible for Belgium, France, Switzerland, Denmark, Luxembourg, Randstad Inhouse Services and innovation.

report from the executive board

progress 2003

Revenue 1999-2003


North America
Europe, excl. NL
Netherlands
24%
27%
49%
26%
30%
44%
23%
36%
41%
23%
37%
40%
20%
41%
39%
Total in millions of €
5,565.4
6,168.1
5,818.4
5,443.8
5,257.4
1999
2000
2001
2002
2003

Operating profit and net income before amortization goodwill, 1999-2003
in millions of €


operating profit
net income before amortization goodwill (after taxes)[1]
304.3
207.0
250.6
151.8
102.6
48.3
98.3
58.6
118.2
79.6
1999
2000
2001
2002
2003

Gross profit, operating profit and net profit margins 1999-2003
in % of revenue


gross profit margin
operating profit margin
net profit margin before amortization goodwill (after taxes)[2]
23.5%
24.0%
23.0%
21.9%
20.7%
5.5%
3.7%
4.1%
2.5%
1.8%
0.8%
1.8%
1.1%
2.2%
1.5%
1999
2000
2001
2002
2003

1, 2 for years 2000 and 2001 excluding extraordinary income after taxes (2000: € 55.4 million, 2001: € 13.0 million)

In the reporting year, markets in both Europe and North America remained economically challenged. The majority of Randstad Group markets continued to face slowdown and near-recession conditions. There are indications of improvement in, for example, the United States, Belgium and Germany. However, more positive economic growth figures have not yet resulted in recovery of demand in all staffing markets.

Although the economic climate remains uncertain, there are clear signs that the Randstad Group strategy, based on the four building blocks – strong concepts, best people, excellent execution and superior brands – defined in 2001, is working effectively. We have been able to outperform and take (profitable) market share in almost all our markets. This has been achieved by adhering consistently and systematically to our strategic goals and by focusing on those factors we can influence. These include driving revenue, cost control and lower tolerance of inefficiency. In 2003, almost all our activities contributed to Group profit. Randstad in Germany and the US generated positive operating profit in the second half of the year. A number of operating companies such as Randstad Italy, Spain and Portugal, generated double-figure growth, with Italy at 35%. Yacht is at break-even after significant provisions for reorganization. In-house services in Europe have shown considerable growth. We now have more experience in replicating and implementing the in-house services concept. Start-up costs have been reduced as the business in countries such as France and Belgium has become more mature.

Revenue focus throughout the Group has been greatly improved and productivity enhanced through the revitalization of our local unit structure. This approach is essentially a synergy between all four building blocks. Local units comprise two dedicated consultants who concentrate on local market segments. They build knowledge and expertise in local client requirements and availability of flexworkers to meet those needs. Stringent control of expenses and sound financial management are paying off more rapidly than expected. Cost reductions have been achieved through streamlining operations and utilizing the synergies in our organization. However, we have been able to maintain surplus capacity in branch networks where strategically necessary, such as Germany and the US. The Randstad Group cost base has improved systematically in the past two years. In 2003, operating expenses were down 11.4%. Days Sales Outstanding (DSO) is a key focus area for the Randstad Group; trade receivables are the largest asset on our balance sheet. In 2002, we initiated a major drive to lower DSO from 58 to 52 days. In spite of a difficult business environment, we have succeeded in further reducing DSO to 50 days.

Randstad's balance sheet has always been solid. During the reporting year, we have again worked to strengthen our financial position. The Group's net debt has been reduced to € 18.3 million from € 207.5 million at year-end 2002. In July 2003, we negotiated a new € 330 million syndicated loan to replace a € 400 million facility with a March 2004 due date. Low debt levels and the availability of these funds give us the working capital essential for further growth and investment. Currently, our average debt maturity is five years.

Excellent execution

Analysis of our working processes shows that they are to a large extent applicable to all our activities. The working processes include the creation of local focused databases on clients, their business and requirements, and the availability of flexworkers. This means that in the analysis of a market clear choices are made about which segments to target. By creating these more focused client databases, their quality and therefore the effectiveness of the sales effort improves. Other examples of processes that have been identified and standardized are our receivables management program and the financial administration processes (for both of which blueprints were designed), the corporate HR guidelines, and the marketing tools and branding program.
Throughout the reporting year, we have focused on streamlining all working processes in all our operations to bring them in line with Randstad quality and efficiency norms. There are a number of advantages for both clients and the Group in this standardization. Synergies and cost efficiencies are achieved by using the same basic processes Group-wide. The launch of strong concepts in new markets, such as in-house services in the United States in April 2003, can be achieved more rapidly and cost-effectively. At year-end 2003, standardized working processes, which form part of our excellent execution, have been implemented in 80% of operations. This project will be finalized in 2004.

The standardization of working processes demands efficient support systems. Improvements in IT were made against a controlled cost base. In the reporting year, further progress was made on the renewal of front and back-office systems. A new front and back-office system that fully supports the new regulatory environment was introduced in Germany at the beginning of 2004. Increasingly, efficient systems support the quality of our service offering to clients. For some clients, an important reason to select Randstad is the Workaniser IT platform that streamlines the service process. The Workaniser has been in use for over two years, acting as a client and employee Internet portal for electronic ordering, time-sheeting, invoicing and management information. Additional investments to expand the functionality and the reach of this Internet application have been made. The first implementations of this enhanced platform are targeted at North America and the Netherlands. These application development initiatives will continue to require focused investment over the next two to three years. The cost effect of these investments has been and will continue to be largely offset by cost reductions in the IT infrastructure for generic office automation.

International account management

With clients increasingly cost conscious and centralizing procurement of many services, it is crucial to offer cross-border service agreements, based on quality and cost efficiency. This is a strong growth sector in the global staffing market and is valued at € 28 billion, or approximately 20% of the total market. All Randstad Group countries work together on international account management. The international accounts already contribute significantly to revenue.

Superior branding strategy

Strong concepts, best people and excellent execution have been reinforced by greater brand focus. Each strong concept, mass-customized through Randstad (and Tempo-Team in the Netherlands), in-house services through Randstad and Capac (only in the Netherlands), and Yacht, now has a consistent brand strategy to support greater sales focus and to capitalize on Randstad's strong name in many markets. Randstad's international 'Good to know you' campaign for mass-customized and in-house services has already won an award in Germany for its impact and clarity in driving home name recognition. Consistency in using the new branding strategy has been achieved through a shared database of tools in use by all operating companies. These tools include base designs for all possible marketing activities. In addition to safeguarding consistent use throughout the organization, they are extremely cost effective. At year-end, 'Good to know you' branding had been implemented in 85% of operations. It will be completed in 2004.

Risk management

Continuous detection, definition, clarification, classification and management of risk has always been high priority for the Randstad Group. Risk management is considered a strategic issue and is the responsibility of the whole Executive Board, with the Chief Financial Officer (CFO) accountable for review and maintenance. At operational level, management is constantly involved as part of day-to-day business. Initiatives from our operating companies to further improve risk management are highly valued.

At Randstad, risks are defined as issues, factors or events that may threaten the continuity of the business and/or have significant financial impact (short or long-term). All classifications are by definition arbitrary. However, given the prime objectives this is considered acceptable. A framework is in place for structured risk management. This framework identifies and classifies all company-specific risk and includes structures for launching action plans or projects for any specific risk that may arise.

General business and performance reviews monitor risk management through periodic meetings supported by formal and informal contacts between the Executive Board and operating company directors. Corporate departments carry out operational control.

The financial control process incorporates:

- clear instructions on controls by or on behalf of operating company directors;
- close monitoring of cash development;
- internal audit embedded in corporate controllers' activities;
- formal and informal contacts within the financial unit supported by established reporting structures between the Randstad Group CFO and the CFOs of all operating companies;
- Audit Committee activities.

In the reporting year, further progress has been made on embedding the risk management framework at every level in the organization so that risk is monitored with predefined frequency. The Audit Committee at Supervisory Board level monitors all elements of risk management. Risk management and streamlining of internal processes to optimize the incorporation of risk analysis and control is considered an ongoing task.

The Randstad Group risk framework covers the following areas:

Business risk

The Randstad Group's business risk comprises both strategic and operational risk.

Strategic risk generally relates to the business environment. It covers issues such as how sensitive business volume is to the general economic environment, unemployment rates or scarcity on the labor market and levels of social acceptance of temporary work. Competition is also seen as a strategic risk. Randstad-related risk includes the substantial share in earnings contributed by its Dutch operations. It further comprises risks that may arise from new competitors entering the market. This can include technical innovations or outsourcing projects. The global trend towards more centralized procurement is considered a risk area in itself.

Operational risk is linked to those areas where the Randstad Group aims to create value on a daily basis. Personnel are the organization's most important asset. This means unfavorable shifts in the retention rates of corporate personnel, such as consultants, and/or the loss of key individuals are considered operational risk; the high levels and quality of our training can impact the cost of our services and our ability to execute pricing policy (risk of margin decrease). Operational risks in contract staffing are idle time and flexworker sick leave. Execution of financial administration directly linked to our business, such as flexworker payrolling and invoicing, are also considered operational risk. Finally, some risk is involved in the efficiency of operational processes, adequate pricing and quality levels of new services.

Legal risk

This concerns compliance with current legislation and risk arising from continually changing and evolving legal environments. It also includes damage caused by flexworkers, effects of strike action, and the influence of Collective Labor Agreements (CLAs).

Organizational risk

This refers to risks ensuing from the Randstad Group's internal organization. IT is crucial to operational continuity. In addition, organizational risk covers possible fraud/theft incidents, internal control, policy implementation, the integration processes for acquired companies, and the adequacy of fall-back/crisis procedures. The Randstad Group also includes rapidity and agility of response and reaction time in its organizational risk category.

Financial risk

Typical non-business risks are included here. These could be specific risks relating to the accounts receivable portfolio, which is the largest asset on our balance sheet, liquidity, third-party financing and tax-related risk.

Reputation risk

Randstad recognizes a further dimension in addition to the four risk areas noted above. This relates to reputation risk. If a risk materializes, reputation effects are considered to leverage the impact of the risk.

medium-term targets

In 2002, the Randstad Group set clear medium-term targets. The Randstad Group will rank among industry leaders, distinguishing our service offering through high quality. We will continue to outperform markets in sales growth and gain market share. Specialty services will increase as percentage of revenue, from 21% to 30%. The goal is to generate EBITA of between 5% and 6% in the next four to six years, depending on economic developments, while maintaining a strong balance sheet and a sound financial position. The non-Dutch contribution to our revenue will be increased to 70%. The revitalized strategy implemented from January 2002 is designed to achieve these goals. We have laid strong foundations through embedding the building blocks. Looking ahead, we have reached the point where we can capitalize on that preparatory work.

Targets will be achieved by building on our existing business according to our organic growth model. In some markets, acquisitions may be used to build targeted market positions faster. By applying strong concepts, best people, excellent execution and superior brands thinking and organization to all our activities, we are better equipped to focus on our local markets. The growth model is designed to establish strong bases from which we can both expand our business locally and launch new specialty units. In 2004, the growth of our specialty business will be a priority, moving towards our target of 30% contribution to revenue by 2007 from the current 21%. A dedicated business development department was set up in 2003 to support this drive.

We are continually alert to opportunities in new markets. Two new markets were picked in the reporting year. In the final quarter of 2003 we took steps to start business in the Polish capital, Warsaw. Poland will enter the EU in 2004 with 10 other countries. We have selected Poland because it is the biggest of these potential new markets and has been the focus of major foreign investment over the past 10 years. Japan is another new market for us. Randstad joined forces with Pasona Inc, a leading staffing company in Japan, in April 2003. The aim is to work together on service to multinational clients by offering them access to an expanded network. Randstad is in the process of introducing Pasona to our major European and North American clients operating in Japan. In return, Pasona is referring its Japanese clients to Randstad for their staffing needs outside the domestic market.

Current geographic revenue mix

North America	20%
Other European countries	41%
Netherlands	39%



4-6 year target for geographic revenue mix

North America	25%
Other European countries	45%
Netherlands	30%



4-6 year EBITA target


Germany & US
cost savings
margin decline
new markets
new products
EBITA 2001
EBITA 200X
building blocks
sound financial position: interest coverage and net debt ratio

Current specialty revenue mix

General	79%
Specialty	21%



4-6 year target for specialty revenue mix

General	70%
Specialty	30%



Specialty definition


specialty
=
marketing tools
specialized knowledge
+
+
strong concepts

Growth in our international markets will be supported by deregulation in a number of European countries. In 2000, McKinsey and Deloitte & Touche calculated that the number of flexworkers in Europe, at that time more than two million per day, could grow to around 6.5 million in 2010. Deregulation in Europe is a crucial condition for growth as the regulatory environment is a key factor in our ability to perform. As acknowledged in 2003 by the high-level European Employment Taskforce, chaired by former Dutch prime minister Wim Kok, rigid regulation of staffing companies not only curbs and impedes our activities. It also destroys jobs. In the reporting year, the staffing industry had expected a European Union directive on temporary work. No directive has yet been achieved, a situation welcomed by Randstad on the basis of 'no directive is better than a bad directive'. While we continue to support the need for EU legislation on agency work, some elements of the existing draft text would hinder the sector's future development. For example, we oppose to the notion of so-called 'user-pay' or 'comparability' with client companies' permanent employees. The reason behind our opposition is that to all intents and purposes, our flexworkers are our employees. With other members of the International Confederation of Private Employment Agencies, CIETT, Randstad argues that, like other employers, we should be able to freely negotiate and agree employment conditions for our personnel, including our flexworkers.

Although no EU-wide agreement has been reached, individual countries have opted to adjust national legislation, such as Germany, Italy and the UK. New legislation in Germany especially, and the ensuing Collective Labor Agreement for the staffing industry, in which Randstad played a key role, will offer us real opportunities. It justifies the position we took on maintaining surplus capacity in that market in expectation of recovery. Our expectation is that we will use both our surplus capacity and current idle time to meet growing demand there. In the Netherlands a new Collective Labor Agreement was agreed which will be effective March 29, 2004. This will reduce the cost to companies of flexwork making it more accessible, and simplify the administrative processes involved.

corporate and social affairs

Human resources & management development

The Randstad Group's personnel, both flexworkers and corporate employees, are its most important asset. Even when employment markets are tight, flexworker recruitment and retention remains a priority for the organization. We offer them quality assignments and also the kind of mentoring, coaching and development that will ensure they remain with Randstad. The longer flexworkers remain with us, the greater their added value for the client, and for Randstad. Our retention programs such as the Tempo-Team All Stars Progam and the Capac Care program are high standard. With these programs, we aim to achieve a healthy balance between security for the flexworker and the quality demanded by clients.

Randstad has a very strong corporate culture and a specific business approach. This approach requires a Randstad mindset in our corporate employees and is one of the main reasons why our consultants do not work on individual commission basis; any income-related incentives are team bonuses. Retaining key corporate personnel at all levels in the organization is a strategic issue for the Randstad Group. The Executive Board plays an active role through hands-on involvement in development programs. Training programs have been developed for consultants as part of our drive to (re)embed the building blocks into day-to-day practice. We have further refined our introduction programs to ensure incoming personnel are introduced to the Randstad Group core values and working practices from day one.

These programs are all in line with our aim to fill 80% of all management vacancies through internal development and promotion – a goal that was achieved in 2003. Furthermore, significant progress has been made in improving management development programs to support business continuity. At senior and middle management level, more than 200 personnel took part in one or more of our Group programs. In these programs, specific attention is given to accelerating leadership competences. As a foundation for development programs, the competences required at every managerial level were defined during 2003. They are now incorporated in a structured appraisal and career management system.

Stock option fund

In order to promote the involvement of all corporate employees, Randstad Holding introduced a stock option program in 1988. Since then part of the ordinary shares of Randstad Holding nv have been held by the Stichting Administratiekantoor Randstad Optiefonds (Randstad Option Fund Trust Office). As a result, exercising these options does not affect the number of outstanding shares and there is no dilution. The reporting year was the final year of this program in the current set-up. The results of a study into this subject carried out in 2003 made clear that a stock purchase plan better fits the HR goals of participation and commitment of

Average number of staffing employees per day, 1999-2003
based on continuing operations, in 1,000s


North America
Europe, excl. NL
Netherlands
60
55
126
57
68
106
47
76
94
47
77
84
44
83
79
Total
241
231
217
208
206
1999
2000
2001
2002
2003

Average number of corporate employees


2003
2002
Netherlands
5,310
5,940
Germany
1,310
1,390
Belgium/Luxembourg
990
1,000
France
630
650
Spain
820
820
United Kingdom
460
460
Italy
340
300
Other European countries
190
150
North America
2,230
2,330

employees, as well as international developments. In 2004 the stock option plan will therefore be replaced by a personnel stock purchase plan. To retain senior management and specialists who have proven performance and have capacity to contribute to future growth, a new stock option plan was introduced in the reporting year.

Corporate social responsibility

Long-established core values determine the Randstad Group's corporate social responsibility. Point of departure is that the Randstad Group is positioned at the heart of a network of stakeholders with varying interests: shareholders, clients, corporate employees, flexworkers, banks and other financial institutions, employers' and employees' organizations. Although a complex process, Randstad's core values mean the interests of all these stakeholders must be taken into account at all times. Our organization is structured accordingly. In terms of corporate culture, all employees must understand and be committed to supporting and promoting this principle.

Randstad's corporate responsibility principle grew out of the fact that in the 1960s, when Randstad was established, temporary staffing was a very new service. In the early years, it was crucial to build social acceptance, through the creation of sound business practice coupled with security for flexworkers. For Randstad, this meant working to promote a regulated and socially responsible environment for the industry as a whole. In line with this approach to corporate social responsibility, the Randstad Group has long been active in the regulatory environment. Randstad's position on the need to regulate working conditions for flexworkers is clear. The Netherlands, where Randstad started, is one of the pioneers of such regulation. As early as 1973, Randstad was one of the initiators of a Collective Labor Agreement (CLA) for flexworkers in the Dutch administrative sector. The Dutch Flexibility and Security Act has been in force since 1 January 1999. This Act regulates terms and conditions of employment, giving flexworkers increasing protection and benefits the longer they work. Randstad endorses this Act. In Germany Randstad was also the first to negotiate a CLA for its flexworkers.

In the early years, the focus was on the recruitment of regular flexworkers to meet the needs of clients. Over time this concept has been expanded to include those groups further removed from the regular labor market. For example, in many of our markets, we also recruit actively from groups that do not traditionally participate in the labor market. These groups include the long-term unemployed, immigrants, refugees and asylum seekers. Working with local partners, we develop initiatives to reduce youth unemployment rates. We offer language courses to non-native speaking job candidates. By accepting this corporate social responsibility, Randstad represents an important means for the jobless to enter the labor market.

Sponsoring

The Randstad Group considers sponsoring both from a social and a business point of view. In 2003, most sponsoring was carried out at local level. In deciding to sponsor an event or project, goals related to either employment market issues or the development of individual talents are always considered. In addition, sponsorship can also support our business strategy through, for example, improved name recognition.

Current sponsoring activities include:

- The chair of Temporary Staffing Labor and Flextime at the University of Amsterdam
  Since 1999, Randstad has sponsored international research on flexwork's impact on labor markets and economic issues as part of our commitment to deepening our professional expertise and our role as a knowledgeable partner.
- The Clipper *'Stad Amsterdam'*
  The Clipper was built in cooperation with the City of Amsterdam. During construction, the Clipper provided work experience and training for 138 individuals. Currently, there are still possibilities for trainee positions. As primary sponsor, Randstad uses the Clipper for a wide variety of corporate activities, including internal training programs for corporate employees and crewing opportunities for flexworkers. The *Stad Amsterdam* has other corporate co-sponsors. For more information please visit www.stadamsterdam.nl.
- The Spanish Vuelta
  2003 was the last year in which Randstad sponsored this cycling event. This sponsorship created international media coverage and hospitality opportunities.

Projects in 2004 will include the 2004 Olympic Games in Athens, mainly through our sponsorship of the Dutch National Olympic Committee and the Dutch Sports Federation. In the Netherlands and Belgium, there are specific Randstad programs aimed at enabling top athletes to combine sport participation with employment and a career. Randstad will also sponsor the Universal Forum of Cultures 2004 in Barcelona, Spain, which takes place from May through September 2004. The Forum's goals are to demonstrate that globalization can also be a peaceful, inspiring and sustainable process. Our participation shows our commitment to the simultaneous promotion of all interests, while also enhancing name recognition in the region. In addition, Randstad is the preferred supplier of flexworkers for this event.

Randstad Group market reviews

The Randstad Group operates in 11 European markets – Belgium & Luxembourg, Denmark, France, Germany, Italy, the Netherlands, Portugal, Switzerland, Spain and the UK, as well as in the Unites States and Canada. Randstad was able to outperform markets in most countries, taking market share and either reinforcing market leadership or rising in ranking. Focus on specialty business, which responds to new demand or newly deregulated sectors, supported outperformance. Here follows an overview of all Randstad's markets.

Randstad in Belgium & Luxembourg

Established	1965
Strong concepts	mass-customized, in-house services, Yacht
Specialties	professionals, call centers, health care, transport, construction

The staffing market in Belgium & Luxembourg is quite mature, with a high penetration rate and level of product development. Randstad is market leader in Belgium. In the reporting year, economic and market conditions remained challenging. The staffing market grew only slightly by 3%. Randstad was able to outperform the market and take market share, also in quality terms, further strengthening its already strong position. In 2002, Randstad Belgium was the first company to receive AS8000 certification, followed in the reporting year by Social Certification from the Belgian government. Both certificates acknowledge corporate social responsibility and will play an important role in future public tender processes.

In Belgium Randstad offers all service concepts and a range of specialty services. As in all our markets, in-house services performed extremely well in Belgium, increasing from 46 locations to 58. With more than 50% of the in-house services market, Randstad is market leader. During the reporting year excellent execution was prioritized with special focus on IT support for business processes. E-tools, such as the Workaniser, are proving a decisive factor in winning business.

In line with Group medium-term targets, specialty business has been a clear focus. Deregulation opened up the construction segment to the staffing industry. The economic climate is slowing growth in construction, but Randstad took segment leadership, positioning firmly for the future. High quality standards, both in training and safety, distinguish Randstad in this specialty area. Another specialty, which is expected to be launched in 2004, is family services. This is potentially a major segment, driven by new government policies on reducing undeclared work. Subsidized vouchers enable families to access services such as cleaning and child care. A further innovation was the start of Randstad Art for artistic performers. Changes in fiscal legislation have affected their status as 'free-lancers'.

Market developments, Europe and North America, 2003 in billions of €

Market size[1]	2003	Δ %[2]	2002
Belgium/Luxembourg	**2.6**	3	2.6
Denmark	**0.3**	(8)	0.3
France	**17.7**	(1)	17.8
Germany	**6.9**	1	6.8
Italy	**3.9**	13	3.5
Netherlands	**5.5**	(10)	6.1
North America	**52.4**	2	61.4
Portugal	**0.5**	15	0.5
Spain	**2.0**	5	1.9
Switzerland	**1.0**	(13)	1.2
United Kingdom	**28.6**	(2)	32.1

1 Randstad estimates 2 change in local currency

Development Randstad Group in Europe and North America, 2003 in millions of €

	Revenue	Δ %[1]	Market share in %	Market position
Belgium/Luxembourg	574.2	5	22	1
Denmark	17.2	3	6	4
France	365.8	7	2	7
Germany	548.1	4	8	1
Italy	115.8	35	3	5
Netherlands	2,075.2	(5)	38	1
North America	1,036.9	(1)	2	8
Portugal	20.8	84	4	2
Spain	322.3	12	17	2
Switzerland	29.2	(7)	3	5
United Kingdom	151.9	(2)	1	10-15

1 change in local currency, excluding acquisition effects

Composition revenue growth Randstad Group in Europe and North America, 2003 in %

	Organic	Acquisition	Currency	Δ
Belgium/Luxembourg	5	–	–	5
France	7	–	–	7
Germany	4	–	–	4
Italy	35	–	–	35
Netherlands	(5)	1	–	(4)
North America	(1)	–	(16)	(17)
Spain	12	–	–	12
United Kingdom	(2)	–	(9)	(11)
Other European countries	13	–	(2)	11
Total	0	0	(3)	(3)

Classification of the flexible employment market by type of flexible employment, in countries where Randstad is active, 2003
in % of the workforce


staffing
fixed-term contracts
self-employed
Belgium
2.0
8.1
16.3
Denmark
0.2
9.2
7.0
France
2.4
13.9
8.7
Germany
0.8
11.9
10.6
Italy
0.7
9.9
25.4
Netherlands
3.3
14.4
13.8
North America
1.7
7.0
Portugal
1.1
21.7
26.9
Spain
0.9
31.0
15.8
Switzerland
0.8
United Kingdom
3.8
6.3
11.5

Randstad now acts as their 'employer' when they perform, handling the administrative, social security and fiscal side of their fees. HR Projects is another new specialty, providing middle-management HR professionals on a project basis.

Randstad in Canada

Established	1997
Strong concepts	mass-customized, permanent placement

Although still a comparatively small player in a highly fragmented market, Randstad Canada is growing organically and systematically. Launched in 1998, with one branch, Randstad Canada now has a presence in all major regions through a network of 14 branches. It is already one of the market leaders in the key Montreal region. Alongside flexwork, recruitment and selection for permanent placement is a major demand from both clients and candidates. In line with Randstad principles calling for a single consultant to service the needs of both clients and candidates, consultants in Canada handle both temporary assignments and permanent placement. This approach has established Randstad as a quality provider of work solutions in the Canadian market.

Randstad in Denmark

Established	1997
Strong concepts	mass-customized
Specialties	call centers, logistics

The Danish economy has been depressed for the third year in succession. GDP in 2003 grew by only 0.3%. However, forecasts indicate a 2.2% growth for 2004. Unemployment has risen from 5.2% to 5.9%. Only the public sector is contributing to growth. Although indications for 2004 are uncertain, sentiment in Denmark is that the slowdown is bottoming out. This could lead to opportunities for Randstad as companies prefer to work with flexworkers in the initial upturn. Outsourcing is another opportunity as companies strive to reduce costs through greater efficiencies. Randstad Denmark is seeing clear signs of this shift, especially in its call-center and logistics specialty businesses. In spite of negative growth in the staffing market (-8%), Randstad Denmark has achieved 8% growth in the average number of flexworkers at work. One new branch was opened in 2003.

Randstad in France

Established	1973
Strong concepts	mass-customized, in-house services, Yacht
Specialties	call centers, engineering, transport, airports

Economic growth in France has been minimal in 2003. The situation improved slightly towards year-end but indications of recovery have still to be confirmed. Unemployment increased from 9.1% in 2002 to close to 10.0% in the reporting year. France is also facing major internal issues, such as pension reform and government and social security deficits. The private sector has already adapted to the prevailing economic climate, focusing on rationalization and cost reduction. As a result, the situation for the staffing industry is challenging at 1% negative growth in 2003. Competition is fierce and allows little opportunity to improve on the market's negative growth levels. Randstad's operations in France, however, have seen 7% growth in sales over the full year and increased their market share. Both results were achieved primarily due to the success of the in-house services concept. This concept is attractive in an economy with a large industrial sector. The efficiency and productivity support offered by in-house services responds to company needs for cost-effective operations. Looking ahead, Randstad in France sees further opportunities in 2004 as public employment agencies will probably lose monopoly status. Focus continues on growth in specialized segments of the market, such as airports. Randstad reinforced its position in this segment at the start of 2004 through the acquisition of Take Air, a small but highly specialized staffing company.

Randstad in Germany

Established	1968
Strong concepts	mass-customized, in-house services, Yacht
Specialties	call centers, outsourcing, IT

The authoritative IFO Index shows positive monthly development over the second half of 2003. However, sentiment in Germany is that these early indicators of recovery are too uncertain to change the general mood. Unemployment is still high at 10.3% and there is no economic growth. As in the United States and France, Germany's private sector has tackled the economic malaise through rationalization and cost reductions. Companies remain extremely cautious. However, the growing need for flexibility to support increases in productivity has been met by the deregulation of the labor market. New legislation, which effectively enables the staffing industry to contribute to growing demand for flexibility, comes into force on January 1, 2004.

Geographic spread revenue mass-customized
in % of revenue

Total in millions of €	**4,636.3**
Netherlands	35.9%
North America	22.4%
Germany	11.6%
Belgium/Luxembourg	10.9%
Spain/Portugal	7.1%
France	6.2%
United Kingdom	2.5%
Italy	2.4%
Switzerland	0.6%
Denmark	0.4%

Geographic spread revenue in-house services
in % of revenue

Total in millions of €	**417.1**
Netherlands	57.6%
France	18.6%
Belgium	11.2%
United Kingdom	8.4%
Spain	3.0%
Italy	1.2%

Geographic spread revenue Yacht
in % of revenue

Total in millions of €	**211.8**
Netherlands	82.3%
Belgium	9.9%
Germany	4.6%
United Kingdom	2.2%
France	1.0%

Specialized revenue spread mass-customized and Yacht
(21% of total revenue)

Outsourcing	18%
IT/legal/financial services	16%
Engineering	13%
Call-center activities	12%
Health care	11%
Distribution/logistics	9%
Construction	7%
Other	14%
Total in millions of €	1,122



For Randstad, both 2001 and 2002 had been challenging as demand declined in a shrinking market environment. Surplus capacity was a significant issue in that period. However, Randstad maintained its strategic view that temporary surplus capacity would provide a strong base for growth when the economy finally turned. Randstad Germany is now utilizing more of the surplus capacity in its 191-branch network, generating profitability in the second half of 2003. In-house services are in demand with locations increasing from 26 in 2002 to 38. Yacht Germany focuses solely on the technology segment. In 2003, it grew rapidly and now has nine branches throughout the country.

We will take full advantage of the new playing field created by deregulation. Rigid regulation prevented staffing companies from working in construction. This exclusion has now been lifted. One of the main issues in the deregulation process was the 'user-pay' concept. This obliges staffing companies to give flexworkers the same pay rates and benefits as comparable permanent employees at the user company. The only exception is when there is a Collective Labor Agreement (CLA) in place. As part of the deregulation process, a CLA has been negotiated for the whole staffing industry, with Randstad as one of the prime movers; we have lobbied strongly for an industry-wide CLA for many years. This is advantageous for Randstad.
In line with its core values, Randstad had already negotiated a CLA for its flexworkers in Germany. Now, the whole staffing industry will be working on the same basic principles.
A further advantage is that Randstad is used to working with CLAs. Its newly implemented system is geared to handle the complexities. No additional investment will be needed.
A further significant benefit is the change in general perception of the staffing industry. Now that staffing has been recognized as a sector in its own right, Randstad can make a greater contribution to the flexibility of companies. This will drive further growth in what is becoming a major staffing market.

Randstad in Italy

Established	1999
Strong concepts	mass-customized, in-house services

A comparatively new staffing market following deregulation in the late 1990s, Italy continues to be one of Randstad's strongest performers. The market for staffing services grew by 13%. Organic growth of 35% was achieved by Randstad in the reporting year even though Italy's economy is depressed. With GDP growth for 2003 at 1.1%, the economy is challenged. Still strongly industry based, Italy is slowly realigning towards a more service-oriented economy. Greater flexibility is one response and new legislation, the Biagi Act which is to be implemented shortly, is designed to support it. For Randstad, the new legislation has opened up the staffing market even further. Existing restrictions on operating in specific sectors have now been removed. The length of contract for flex-workers has also been extended. Staffing companies can now engage in recruitment and selection of permanent staff, and outplacement. Randstad Italy expects deregulation will lead to greater demand for specialty services. Other value-added services are in development. Randstad Italy added eight onsite locations in 2003. The new legislation is expected to stimulate further growth in this strong concept.

Randstad Group in the Netherlands

Established	1960
Superior brands	Randstad, Tempo-Team, Capac Inhouse Services, Otter-Westelaken, Profcore
Strong concepts	mass-customized, in-house services, Yacht
Specialties	professionals, call centers, health care, engineering, transport, payrolling, logistics, construction, outsourcing, recruitment, re-integration, outplacement

The staffing market in the Netherlands is arguably the most mature and flexibly regulated in the world. There are no limits on the length of flexworker deployment with the same client or on the sectors in which staffing companies can operate. Through legislation there is a sound balance between flexibility options for clients and flexworker protection. Maturity, however, brings its own challenges. In the last two years, the Dutch economy has declined rapidly. Two years ago, there was real shortage on the labor market. Today, there is oversupply, albeit primarily at the bottom-end of the market. The staffing market declined by 10% in 2003. Expectations are that the Netherlands will begin recovery later than other European countries. However, Randstad Group companies have outperformed the market. As Randstad's original domestic market, the Netherlands continues to represent a major share in the total revenue. This is due in part to the fact that Randstad, Tempo-Team, Yacht and Capac Inhouse Services offer the widest and most comprehensive range of services and specialties in the whole Group.

In the mass-customized segment, Randstad Netherlands is market leader, with Tempo-Team as number three. Clearly, a shrinking market requires prompt action. Randstad Group companies responded in two ways: through further internal cost reduction and through more aggressive and strategic market focus. Both have been effective. Specialty business has grown. Services such as outplacement are in demand as companies seek ways to rationalize. The health-care specialty unit was further reinforced by the acquisition of Thuiszorg Perfect, a dedicated subcontractor supplying personnel to homecare agencies and other health-care organizations. This acquisition is in line with medium-term strategic focus on expanding specialty businesses. Capac Inhouse Services again grew market share in 2003, generating slight increases in revenue, in spite of a total market decline of 10%. Behind this ongoing growth is the recognition by clients of the strength and (cost) efficiency of the in-house services concept. Capac offers total focus on the individual client, including personnel planning through automated planning tools which fully tie in with processes and systems of our clients, to meet flexibility and productivity requirements effectively. In 2003, the number of Capac Inhouse Services sites grew from 191 to 201. For Yacht in the Netherlands, the reporting year has been a period of adjustment and integration, bringing its structure into line with Randstad Group norms. The aim was to make the organization more client-focused and more efficient. Yacht is now regionally structured and also applies the typical Randstad unit approach. The central organization has been scaled down. This has led to the discontinuation of various head-office and support functions. Yacht starts 2004 ready to serve clients better and faster.

All action undertaken in 2003 will be further strengthened by the agreement of a new Collective Labor Agreement with Dutch social partners, effective March 29, 2004. This will reduce the cost to companies of flexwork, making it more accessible, and simplify the administrative processes involved.

Randstad in Portugal

Established	2000
Strong concepts	mass-customized, in-house services

Like the majority of the EU, Portugal's economic growth has slowed significantly to 0.5% in 2003. Forecasts for 2004 indicate a growth of 1.0%. At the same time, unemployment is rising rapidly from 3.4% in 2000 to almost 6.5% in the reporting year. Compared to 2002, Randstad Portugal has managed to double the daily average number of flexworkers on assignment and ended the year being number two in the market. Organic growth is the driver. Randstad Portugal started operations in 2000 and has systematically pursued the growth model, gradually expanding activities and branches in the two major economic regions, Lisbon and Porto. In-house services were launched in the reporting year and at year-end there were three locations. In 2004 Randstad Portugal intends to focus on the strong industrial segment.

Number of branches, 1999-2003, year-end


North America
Europe, excl. NL
Netherlands
26%
31%
43%
25%
35%
40%
23%
44%
33%
21%
45%
34%
20%
47%
33%
Total
1,755
2,042
1,769
1,685
1,600
1999
2000
2001
2002
2003

In-house locations

North America	132
Europe, excl. NL	206
Netherlands	304
Total	**642**



Randstad in Spain

Established	1993
Strong concepts	mass-customized, in-house services
Specialties	professionals, call centers, health care, logistics

With GDP growth of 2.5%, Spain is still one of the EU's best performing members. However, high unemployment (11.3%) continues to be a major issue for the Spanish economy.
In spite of challenging economic conditions and a very specific regulatory environment, Randstad Spain is growing rapidly. The staffing market in Spain is fragmented, with industrial companies clustered around the major cities, the capital Madrid and Barcelona. Randstad ranks second in the market. Randstad has become one of the sponsors of the Forum of Universal Culture 2004, a major international four-month event. As preferred supplier of all categories of flexworkers for the event, Randstad expects a strong boost in name recognition in this region. This sponsorship is in line with Randstad Spain's strategic goals of strengthening market positions throughout the country. The current aim is to expand the mass-customized segment through greater commercial focus on specialty business. Randstad made a strong start on in-house services in the reporting year and will pursue this in 2004 through intensified marketing.

Randstad in Switzerland

Established	1995
Strong concepts	mass-customized

There are some indications that the slowdown in growth of the Swiss economy is bottoming out. The overall economic slump has affected the staffing industry, with demand for unskilled labor down by around 11% and for administration personnel by 40 to 50%. Randstad Switzerland stabilized its business in the reporting year. New focus on clients has been defined according to the standardized market approach and commercial efforts to bring in this new business have been intensified. For 2004, the challenge is to launch in-house services. This is a comparatively unknown concept in Switzerland, but could prove attractive for companies looking for further cost efficiencies.

Randstad in the United Kingdom

Established	1989
Strong concepts	mass-customized, in-house services, Yacht
Specialties	professionals, call centers, transport

With GDP growth of 2.5% and stable forecasts for 2004, the United Kingdom is also one of the relatively strong performers in the EU. However, this growth is driven primarily by the public sector. Proposed budget cuts will put additional pressure on the private sector to take over the lead in driving in the economy. Although one of the most mature staffing markets in Europe, temporary work in the UK does not enjoy a positive image. For Randstad, this offers opportunities. The high quality focus and unique way in which consultants work, carrying out client sales and service as well as flexworker recruitment and matching, enables Randstad to position at the top end of the market. Also uniquely, Randstad UK's innovative Flexworker Charter effectively offers flexworkers the benefits, protection and security generally associated with permanent jobs. This contributes to retention of high-caliber flexworkers. Randstad not only operates in the mass-customized segment with specialty services, but also offers in-house services and Yacht. As elsewhere in the Group, Inhouse Services is performing impressively. Randstad Inhouse Services now has 24 onsite locations, with more under negotiation.

Randstad in the United States

Established	1993
Strong concepts	mass-customized, in-house services
Specialties	professionals, outsourcing

Randstad has been active in the United States since 1993. Acquisitions in the late 1990s led to market-leading positions in a number of regions, especially in the Southeast. Now the integration has completed, Randstad North America (RNA) is a strong, single organization supported by a standardized systems platform. Following a period of substantial losses in a time already characterized as the worst period in staffing industry history, RNA has generated above break-even operating profit in the second half of 2003. RNA is also outperforming in the majority of its regional markets. These positive results were achieved despite uncertain economic recovery.

The figures and forecasts on the United States indicate growth with GDP to 4% and consumer confidence trending upward. However, consumer rather than business spending is driving recovery. Jobless numbers remain high. Estimates show that around two million jobs have been lost during the past four years. In other recessions, job creation recovered rapidly. This is not the case today. During the down period, companies focused on cost cutting and cost control to stay profitable. Meanwhile, they increasingly leveraged technology spending to improve productivity. All the signs may now be favorable, but companies remain cautious about hiring.

The current climate offers significant opportunities for Randstad. In general, the perception of staffing in the US is not positive and there is a lack of confidence on the industry's ability to deliver. Nevertheless, Randstad's unique approach of using a single consultant to handle sales, matching and after-sales service based on local knowledge is proving a strong marketing point for US companies. At a time when the US staffing industry as a whole was losing margin, RNA lost no business even after increasing prices by a full percentage point in July 2003. This appears to confirm the growing recognition of Randstad's position as a high-quality, knowledgeable provider of comprehensive work solutions.

In line with Group strategy, RNA has also launched new service concepts. In 2003, RNA established in-house services with a starter base of existing clients in five geographic regions. Since start-up on 1 April, Randstad Inhouse Services has achieved incremental growth and at year-end had established five additional onsite locations, all at new clients. In 2004, RNA will continue to focus on this strong concept.

income and financial position analysis

Consolidated income statement, 2003

in millions of €

		2003		2002
Revenue		5,257.4		5,443.8
Cost of services		**4,168.5**		4,250.4
Gross profit		**1,088.9**		1,193.4
Personnel expenses	**648.2**		698.7	
Depreciation tangible fixed assets	**53.4**		66.1	
Amortization goodwill	**2.6**		1.8	
Other operating expenses	**266.5**		328.5	
Total operating expenses		**970.7**		1,095.1
Operating profit		**118.2**		98.3
Financial income and expenses		**(8.5)**		(15.8)
Income from ordinary operations before taxes		**109.7**		82.5
Taxes on income		**(32.6)**		(25.5)
Income non-consolidated participation		–		(0.2)
Net income		**77.1**		56.8
EBITDA		**174.2**		166.2

Geographic composition gross profit

in millions of €

	2003	Δ %	2002
Netherlands	**517.9**	(13.5)	598.9
Germany	**112.8**	1.7	110.9
Belgium/Luxembourg	**98.3**	8.9	90.3
France	**50.9**	(1.2)	51.5
Spain	**50.7**	8.1	46.9
United Kingdom	**29.4**	(13.3)	33.9
Italy	**21.7**	26.9	17.1
Other European countries	**14.4**	0.7	14.3
North America	**192.8**	(16.0)	229.6
Total	**1,088.9**	(8.8)	1,193.4

Revenue

Group revenue decreased by 3.4% to € 5,257.4 million, compared to € 5,443.8 million in 2002. The decline was due primarily to the appreciation of the euro. Acquisition effects were neutral. Organic revenue grew by 0.2%. Market share was gained in most markets. Revenue in the United States picked up during the year, but remained slightly negative overall (-1% year-over-year at constant currency). Revenue in all other markets except for the Netherlands reverted back to full-year growth. Canada, Italy, Spain, and Portugal achieved strong growth. Belgium, France and Denmark grew at a slower pace. Germany gained momentum during the year, reflecting the anticipated deregulation and our German organization's greater commercial effectiveness. Revenue in the United Kingdom remained almost unchanged at constant currency. In Switzerland revenue declined as the market continued to decline sharply.

Gross profit and gross margin

Gross profit declined by 8.8% to € 1,088.9 million, compared to € 1,193.4 million in 2002. Gross margin decreased by 1.2%-point to 20.7%. For the most part this can be attributed to lower gross margins in the Netherlands. Analysis of the gross profit decline shows the following three causes: an increasing share of in-house services; a higher share of large accounts; and commercial pressure due to overall staffing market decline in a receding economy. The currency effect on the gross profit due to the decline of the US dollar amounted to approximately € 40 million.
The share of contract staffing in the revenue mix remained virtually the same compared to 2002.
US margins improved during the year, mainly as the result of a successful pricing policy. German margins improved in the second half of the year due to reduced idle-time, less sickness-absenteeism and the favorable effects of the new CLA.

Operating expenses

A series of cost reduction programs resulted in a decline of operating expenses during the year. Total expenses were down € 124.4 million or 11.4%, to € 970.7 million. Currency differences had a favorable impact of approximately € 40 million, which was due mainly to the depreciation of the US dollar.
The average number of corporate staff fell 5.8% or 760 FTE to 12,280 FTE, resulting in a 7.2% reduction in personnel expenses to € 648.2 million; the depreciation of the US dollar contributed € 25 million to this reduction.
Other operating expenses fell by 18.9% to € 266.5 million. The total number of branches (including in-house locations) decreased slightly to 2,242 and accommodation costs dropped. IT costs were reduced as part of an ongoing rationalization program. The main savings were achieved in the generic IT infrastructure. Advertising costs were reduced through more selective, pooled purchasing and through sharing resources as part of our global branding program. Depreciation fell

across all categories with particularly strong reductions in buildings and (computer) equipment. Cost reductions were concentrated in the operating companies in the Netherlands, specifically in the second half of the reporting year. Randstad North America and Germany also added cost savings.

Financial income and expenses

Net financial income and expenses, comprising received and paid interest as well as bank charges, were € 8.5 million or € 7.3 million below 2002 level. A consistent lower average net debt position during the year and lower market interest rates drove this improvement. These positive effects compensated the slightly higher credit spreads, compared to the previous facility, in the new multi-currency syndicated credit facility.

Balance sheet

Intangible fixed assets increased by € 5.8 million to € 12.9 million due to the capitalization of goodwill from the acquisitions of Thuiszorg Perfect bv and SGA Personeelsdiensten. Goodwill is amortized over five years. Investments in tangible fixed assets amounted to € 34.7 million, only slightly up from last year's € 30.0 million level. Expenditure for building renovations and equipment fell, while investment in new software increased as the result of projects in the Netherlands, Germany and Spain. These projects relate to the new applications for front- and back-office, but also for web communication with flexworkers and clients.

Working capital & operating working capital

Working capital increased by € 53.8 million due to lower cash and receivables being offset by a stronger reduction in short-term interest-bearing debt. Short-term interest-bearing debt was reduced by € 131.2 million primarily as the result of a € 100 million debt redemption in February 2003. Operating working capital, an indicator that offers better insight into capital usage by current balance sheet items, and which excludes cash and short-term interest bearing debt, fell by € 19.7 million, due primarily to reduced trade receivables. Days Sales Outstanding (DSO) fell from 52 to 50 days over the year.

Capital employed & operating capital employed

Capital employed increased by € 36.6 million to € 942.8 million. The fixed asset base was reduced through the disposal of some buildings and depreciation, but this reduction was offset by an increase of working capital. A more accurate indicator for capital usage is operating capital employed, i.e. operating working capital plus tangible fixed assets. This indicator decreased further by € 48.6 million to € 461.1 million due to reduced trade receivables and a lower level of tangible fixed assets. The return on average capital employed improved from 5.7% in 2002 to 8.3% in 2003. This improvement was due to the combined effect of higher net income and a lower asset base. Operating return (operating profit on average operating capital employed) increased from 16.8% in 2002 to 24.4% in 2003.

Structure of change in revenue, gross profit and operating profit, 2002-2003
in %

	Revenue	Gross profit	Operating profit
Organic	0	(6)	20
Acquisition	0	0	1
Currency	(3)	(3)	(1)
Total change	(3)	(9)	20

Consolidated balance sheet at December 31, 2003
before profit appropriation for ordinary shares, in millions of €

	2003	2003	2002	2002
Intangible fixed assets	**12.9**		7.1	
Tangible fixed assets	**113.3**		142.2	
Financial fixed assets	**372.1**		366.2	
Fixed assets		**498.3**		515.5
Receivables	**990.9**		1,019.5	
Cash and cash equivalents	**185.6**		208.8	
Current assets	**1.176.5**		1,228.3	
Current liabilities	**732.0**		837.6	
Working capital		**444.5**		390.7
Capital employed		**942.8**		906.2
Long-term debt		**123.6**		204.8
Provisions		**465.4**		366.9
Shareholders' equity		**353.8**		334.5
		942.8		906.2
Balance sheet total		**1,674.8**		1,743.8

Cash flow statement, 2003
in millions of €

	2003		2002	
Cash flow from operations before operating working capital		179.5		161.1
Operating working capital		44.1		35.3
Cash flow from operations		223.6		196.4
Investments in tangible fixed assets	(34.7)		(30.0)	
Disposal real estate 2002	34.5		–	
Disposal of tangible fixed assets	5.9		42.0	
Acquisition of group companies	(10.3)		(1.0)	
Repayment from participation	2.2		16.0	
Cash flow from investments		(2.4)		27.0
Free cash flow		221.2		223.4
Financing	(206.4)		(184.8)	
Reimbursement to financiers	(36.7)		(42.7)	
Cash flow from financing		(243.1)		(227.5)
Currency differences		(1.4)		6.7
Net cash flow		(23.3)		2.6
Changes in cash through acquisitions and disposals of group companies		0.1		–
Changes in cash and cash equivalents		(23.2)		2.6

Net debt and funding policy

Net debt (the balance of interest bearing debt and cash and cash equivalents) almost disappeared in 2003 (from € 207.5 million at the end of 2002 to € 18.3 million at year-end). This decrease is directly related to the development of free cash flow. Factors behind this decline are: very low levels of actual income taxes paid; low investment levels; and proceeds from real estate divestments. Randstad's criterion for utilizing debt is based primarily on cash-flow capacity. Guiding ratios for our funding policy are: interest cover (EBITDA on net financial income and expense) and debt cover (net debt/ EBITDA). Both ratios are also covenants in the new multi-currency syndicated credit facility and in 2003 both ratios improved.

Short term interest-bearing debt fell by € 131.2 million to € 80.3 million (2002: € 211.5 million). At the end of 2003, cash and cash equivalents amounted to € 185.6 million (2002: € 208.8 million). At the end of 2003, long-term interest-bearing debt totalled € 123.6 million, of which € 123 million was taken up from the new multi-currency syndicated credit facility. This facility's term is to July 2008. The availability of cash and the stipulations of the syndicated credit facility are such that, in principle, the cash can be utilized to reduce long-term interest-bearing debt.

Interest on almost all interest-bearing debt is variable. Floating interest rates are considered a natural hedge against the development in operational results. Where necessary from risk management perspective, the Group will consider fixed interest rates over longer periods or an interest ceiling. Interest coverage is the leading parameter in managing interest exposure. At year-end, no derivative instruments were in use.

Cash flow

Cash flow from operations increased by € 27.2 million to € 223.6 million. This increase was due mostly to higher operating profits. Cash flow from investments was negligible, with investments in fixed assets and acquisitions being offset by disposals of assets and real estate. Cash flow from financing increased € 15.6 million on last year to € 243.1 million, due mainly to higher debt redemptions. Debt redemptions amounted to € 206.4 million. Interest and dividend payments fell by € 6.0 million to € 36.7 million.

Foreign exchange policy

Randstad's currency risks are limited. As both income and expenses are generated locally, Randstad has no currency risks on transactions. Translation effects may impact shareholders' equity. Currency effects do not influence competitive positions in the staffing industry. Although there are no significant risks, currency fluctuations can affect results because a portion of the cash flow is generated in US dollars.

The debt mix is based on redemption capacity in the various currencies of Randstad's markets. At year-end, gross interest bearing debt consisted largely of debt in euros and approximately 16% in US dollars. Cash and cash equivalents is mainly in euros.

Investment and acquisition policy

The Group's core activities are not highly capital intensive. Investments required for entry into new markets and the development of new service concepts are charged primarily to the operating result. All development and investment proposals are assessed on their capacity to increase future cash-flow within the framework of the Group's development strategy and return requirements.

The Group's strategy continues based primarily on organic growth with selective use of acquisitions for acceleration and entry into specific segments. Priority is given to initiatives that strengthen the Group's position in specialty segments and markets with high growth potential.

Implications of International Financial Reporting Standards

As of 2005, Randstad Holding nv will apply the International Financial Reporting Standards to the consolidated financial statements. In preparation of the implementation of IFRS, a project team analyzed the impact of these standards on the financial statements and internal (reporting) processes. The project team was assisted by external IFRS experts. A number of changes in IFRS standards have only recently become final. Certain standards are still under discussion or not yet applicable (such as share-based payments, financial instruments and business combinations). This implies that conclusions on the impact of IFRS on Randstad's earnings and shareholders' equity are still of a provisional nature. The comparable 2004 figures to be included in the 2005 financial statements will be adjusted according to IFRS; the adjusted balance sheet per January 1, 2004, will be the IFRS opening balance sheet.

Based on current standards and exposure drafts, the following topics have been identified to affect Randstad:

Goodwill

- Randstad charged goodwill relating to companies acquired prior to 2001 directly to shareholders' equity based on the applicable principles at the time. At the moment, Randstad considers not restating this goodwill in the IFRS opening balance sheet.
- Goodwill relating to acquisitions in 2001 through 2003 has been amortized on a straight-line basis over the estimated life time. The book value of this goodwill on the transition date is expected to be the value on the IFRS opening balance sheet. According to the proposal of the IASB (exposure draft on business combinations) no further amortization will take place, but the book value of goodwill will periodically be tested against the fair value (impairment tests).
- Goodwill on acquisitions after 2003 will, according to the IFRS

Operating capital employed in millions of €	2003	2002
Working capital	**444.5**	390.7
Receivable from sale real estate	**–**	(34.5)
Cash and cash equivalents	**(185.6)**	(208.8)
Dividend on type-B preferred shares	**8.6**	8.6
Short-term interest-bearing debt	**80.3**	211.5
Operating working capital	**347.8**	367.5
Tangible fixed assets	**113.3**	142.2
Operating capital employed	**461.1**	509.7

Balance-sheet and cash indicators	2003	2002
Balance sheet		
Average operating working capital as % of revenue	**6.8**	7.0
Payment term (DSO)	**50**	52
Operating capital employed in millions of €	**461.1**	509.7
Capital employed in millions of €	**942.8**	906.2
Operating return in %	**24.4**	16.8
ROACE in %	**8.3**	5.7
Net debt in millions of €	**18.3**	207.5
Interest cover (EBITDA on financial income and expenses)	**20.5**	10.5
Net debt on EBITDA	**0.1**	1.2
Cash flow in % of revenue		
Cash flow from operations	**4.3**	3.6
Free cash flow	**4.2**	4.1

exposure draft mentioned earlier, no longer be amortized on a straight-line basis, but the book value of goodwill will periodically be tested against the fair value (impairment tests). Based on current considerations, no impact on the Randstad Group's shareholders' equity is expected from the changed recognition of goodwill on the IFRS opening balance sheet. The impact on income will be the cancellation of the amortization of goodwill offset by possible impairment charges that may prove to be necessary in the future.

Pensions

Under IFRS, distinction has to be made between defined contribution plans and defined benefit plans; the latter may have an important impact on the company's financial statements.

Within the Randstad Group two pension plans are applicable that are either not, or not in a true sense defined contribution plans. This concerns:

- the pension plan for corporate employees of the Dutch group companies. This pension plan does not meet the formal requirements of a defined contribution plan but effectively it is such a plan due to the specific terms and conditions of the plan. In Randstad's financial statements, in principle only the annual employer's contribution is included as cost. This pension plan therefore does not lead to changes in income under IFRS. However, it is expected to have a once-only positive effect on shareholders' equity on the IFRS opening balance sheet;
- the pension plan for corporate employees of the Belgian group companies. This plan is a defined benefit plan. The impact of this plan on shareholders' equity and the Group's earnings under IFRS is not expected to be material.

Preferred shares and other financial instruments

Based on the information currently available it appears that the cumulative preferred shares, as issued by Randstad Holding nv, will probably have to be accounted for as debt under IFRS, instead of as shareholders' equity as is the case under the current standards. Dividend paid must in that case be accounted for as interest expenses, instead of as dividend. The standards concerned (IAS 32 and 39 'Financial instruments') are expected to become applicable as of January 1, 2005 or 2006. Other financial instruments affected by IFRS are currently not in use within the Randstad Group or are of a negligible significance.

Stock option plans and stock purchase plans

Within the Randstad Group, option plans are in place for the Executive Board, management and corporate staff. Based on an exposure draft (ED 2 'Share-based payments) the value of the options granted must be recognized as costs. This value should be estimated based on option valuation models (such as Black & Scholes). According to the exposure draft this directive will only apply to options granted after publication of the exposure draft and which become exercisable after publication of the final standard. In 2003, options have been granted after publication of the exposure draft to the Executive Board, management and corporate staff; most of these options cannot yet be exercised. The estimated value of these options amounts to approximately € 5 million. Based on the exposure draft these options would lead to an annual expense of approximately € 1 million; on balance, the effect on shareholders' equity is nil. This standard is expected to be finalized shortly.

Within the context of a review of the compensation of our corporate staff, a study was finalized recently into the improvement of long-term participation and commitment; this study resulted in a proposal to replace the stock option plan by a stock purchase plan as of 2004. This stock purchase plan includes an arrangement where employees who participate in the plan receive a number of free bonus shares under specific conditions. The value of these bonus shares will have to be expensed in the income statement both under the current accounting standards and under IFRS.

Other issues

Besides the issues mentioned above, several other differences between the present accounting standards and IFRS have been identified which are not considered material.

The presentation of the financial statements under IFRS will be substantially different from the current presentation.

Outlook

The past years have been used to revitalize Randstad's proven strengths and core values. In line with our targets, the next step will be to look at new products and possible new markets. We see opportunities offered by deregulation and in the countries joining the European Union. Randstad's financial position is strong, which makes expansion possible.

Diemen, February 17, 2004

The Executive Board,
B.J. Noteboom
R.J. van de Kraats
L.J.M.V. Lindelauf
J.H. Reese

supervisory board

The Supervisory Board of Randstad Holding nv

	Initial appointment	Current appointment to GMS in
K. Vuursteen, chairman (from May 14, 2003)	2000	2004
J.F.M. Peters, chairman (until May 14, 2003)	1993	–
F.J.D. Goldschmeding, vice-chairman	1999	2007
F.W. Fröhlich	2003	2007
J.C.M. Hovers	1995	2005
W.A.F.G Vermeend	2003	2007
L.M. van Wijk	2002	2006
R. Zwartendijk	1999	2004

Other information on the Supervisory Board

Mr. K. Vuursteen, chairman (1941, Dutch nationality) [2]
Agricultural engineer, former chairman of the board of Heineken n.v.; memberships of Supervisory Boards: Akzo Nobel nv, ING Groep N.V., AB Electrolux, Henkel KGaA and Royal Ahold n.v.

Mr. J.F.M. Peters, chairman (1931, Dutch nationality)
Economist, former chairman of the board of AEGON N.V., holds various memberships of Supervisory Boards, among others Bank Nederlandse Gemeenten and Pharmacía.

Mr. F.J.D. Goldschmeding, vice-chairman (1933, Dutch nationality) [1,3]
Economist, founder of Randstad and former president and CEO of Randstad Holding nv, member of the Advisory Council of ING Groep N.V., Human Capital Group Deloitte & Touche and GVB.

Mr. F.W. Fröhlich (1942, German nationality) [1]
Economist, Chief Financial Officer and vice-chairman of the Executive Board of Akzo Nobel nv; memberships of Supervisory Boards: Draka nv, Allianz Nederland Groep nv, Gamma Holding nv and Equant nv.

Mr. J.C.M. Hovers (1943, Dutch nationality) [1]
Econometrist, former chairman of the boards of Océ N.V. and Stork N.V.; memberships of Supervisory Boards: Schils nv, Kuster Engineering nv, Stork MPS nv, NEM Holding nv, MEA nv, Mobilly nv, De Nederlandsche Bank nv, Celanese AG, GTI nv, Grolsch nv, MPE Group nv, Mignot & De Block B.V. and Inter Access N.V.

Mr. W.A.F.G. Vermeend (1948, Dutch nationality) [3]
Lawyer, chairman of the board of Meeùs Groep and former Minister of Social Affairs and Employment; memberships of Supervisory Boards: Maison van den Boer bv, Free Record Shop Holding bv, Nationalevacaturebank.nl and NIC Proclare bv.

Mr. L.M. van Wijk (1946, Dutch nationality) [2]
Econometrist, president and CEO of KLM; memberships of Supervisory Boards: Northwest Airlines, Martinair and AEGON N.V.

Mr. R. Zwartendijk (1939, Dutch nationality) [3]
Economist, former member of the board of Royal Ahold n.v. and former president and CEO of Ahold USA; memberships of Supervisory Boards: Buhrmann NV, Nutreco Holding N.V., Koninklijke Numico N.V., Blokker Holding B.V., Innoconcepts nv, Telepanel Systems Inc. and Lincoln Snacks Company.

1 member of the audit committee
2 member of the nominations & compensation committee
3 member of the strategy committee

report from the supervisory board

As required by Article 26 of the company's Articles of Association, the Supervisory Board submits the 2003 annual report of Randstad Holding nv. PricewaterhouseCoopers Accountants N.V. audited and approved the financial statements; the auditors' report is on page 74.

We endorse the Executive Board's proposal to declare a cash dividend on ordinary shares of € 28.9 million (€ 0.25 per ordinary share) from net income for 2003 of € 77.1 million and a cash dividend on the cumulative preferred shares of € 8.6 million (€ 0.34 per preferred share). We further endorse the Executive Board's proposal to retain the remaining amount of € 39.6 million and add it to the reserves. We propose you adopt the financial statements and appropriate the profits according to the Executive Board's proposal.

In 2003, the Supervisory Board and Executive Board met jointly seven times; almost all meetings were according to a pre-arranged schedule. Absenteeism was negligible. The main issues at these meetings were:

- The senior management situation: in close consultation with the Executive Board, the selection and appointment of Mr. J.W. van den Broek as a new member of the Executive Board to fill the vacancy created by the former CEO's illness; and the redistribution of portfolio accountabilities and responsibilities.
- Support for the Executive Board as the enhanced strategy was implemented throughout all levels of the organization and follow-up on the execution, also in relation to external economic developments, the prevailing situation in the staffing markets, and local legislation.
- Financial results: analyses of financial statements and ratios, productivity, capacity management and related corporate risks, further improvement of the internal control systems, IT, Days Sales Outstanding, and management of working capital and company funding. External factors which can influence results were high priority, such as market developments, competition, and legislation.
- Increased emphasis on management development, which is considered a strategic issue. The Supervisory Board continued its policy of meeting individual senior managers from the Group's operating companies. The aim of this process is to gain insight into their competences, opportunities for further development and succession planning, while simultaneously acquiring deeper knowledge of the Group's operations.
- Rules of Procedure for Supervisory Board activity, comprising tasks, working methods and interaction with the Executive Board, were updated to bring them further in line with the recommendations of the Corporate Governance Commission.
- The composition of the Supervisory Board. Increased business complexity and growing internationalisation, and the need to function even more effectively as a sounding board for the Executive Board led to the proposed expansion of the Supervisory Board to seven members. This proposal was adopted by the General Meeting of Shareholders (AGM). The Supervisory Board was expanded accordingly.
- Review and adjustment of the stock option plan for all personnel in line with best market practice. A new structure will be implemented in 2004 and builds on existing objectives of strengthening longer-term ties between employees and company. For senior management, a new stock option plan was introduced in 2003.
- Corporate governance. Review of existing governance and assessment of potential compliance issues in relation to the draft Tabaksblat Code. This Code became final in mid-December 2003 and applies from January 1, 2005. Governance will be further reviewed in 2004.
- Role of auditors and composition of the audit team. The role of the external auditors was assessed and it was concluded – also by the AGM – to continue the appointment of PricewaterhouseCoopers Accountants N.V. for the year 2003.
- The relationship and interaction with the financial community and the business and political environment, including lobbies, alliances and M&A opportunities.

The Supervisory Board met without the Executive Board five times. One meeting was dedicated wholly to the assessment of its own functioning as a body and the functioning of the individual members, as well as the relationship with the Executive Board. A second meeting focused on the performance of the Executive Board members. The three other meetings considered the composition of the two boards, assignment and composition of the Supervisory Board committees, and remuneration of the Executive Board, both short, medium and long term.

The Audit Committee met twice; both meetings included extensive discussions with the company's external auditor and dealt specifically with how all elements of business risk are monitored and with internal control.
Furthermore, the process of revising the Committee's charter to bring it into line with evolving external requirements and new regulations for companies was initiated. This revision is scheduled for finalization in the first quarter of 2004.

The Strategy Committee met twice, of which one meeting was held jointly with the Executive Board. This Committee's task is to work closely with the Executive Board on ensuring that corporate strategy remains focused and on any necessary adjustments to strategy.
The Nominations & Compensation Committee met twice. Its task is to advise on terms of employment and remuneration of Executive Board members, on remuneration of Supervisory Board members, and to monitor long-term succession planning of Executive Board members.
The Audit Committee has three members, the Strategy Committee is also comprised of three members and the Nominations & Compensation Committee has two members (see page 42).

The Supervisory Board's Rules of Procedure are available for insight at the Group's premises and on the corporate website. All Supervisory Board members are independent, with one exception (see the section on Corporate Governance).

During the General Meeting of Shareholders, Mr. J.F.M. Peters stepped down having reached the statutory retirement age. He was a member of the Supervisory Board for 10 years, of which three as chairman. We are most grateful for his energetic drive in chairing the Board and for his unremitting commitment to the company, particularly under difficult conditions.
Mr. Peters was succeeded as chairman by Mr. K. Vuursteen. Two new members were appointed to fill the vacancy created by Mr. Peters' retirement and to expand the Supervisory Board to seven members, as agreed by the Annual Meeting of Shareholders in 2003. The new members are Mr. W.A.F.G. Vermeend and Mr. F.W. Fröhlich.

For Randstad, 2003 was a period of implementation and execution. Supported by the strategic building blocks, the whole organization was fully committed to outperforming their markets and generating growth through focus on those factors that can be controlled, such as organizational efficiency, greater cost control, and enhanced market focus. The dedication to achievement of the employees, for which we offer our wholehearted thanks, is even more remarkable in light of difficult economic conditions. It is clear to this Board that the whole Randstad organization has regained its confidence as the quality provider of HR solutions for all stakeholders.

Diemen, February 17, 2004

The Supervisory Board,
K. Vuursteen (chairman)
F.J.D. Goldschmeding (vice-chairman)
F.W. Fröhlich
J.C.M. Hovers
W.A.F.G. Vermeend
L.M. van Wijk
R. Zwartendijk

corporate governance

Randstad Holding nv is a public limited liability company established under Dutch law. Its common shares are listed on Euronext Amsterdam.

The Supervisory Board is a separate and independent body from the Executive Board; it supervises and advises the Executive Board.
On Randstad's management and supervision structure the non-mandatory two-tier system is applicable. Although Randstad Holding has a two-tier management board, the company is not bound to the mandatory application of the 'structuurregime' (= statutory two-tier rules). Contrary to common Dutch practice in the context of the two-tier system, the powers to adopt the annual financial statements and the powers to appoint and dismiss directors reside with the General Meeting of Shareholders (AGM). The AGM also appoints the members in the Supervisory Board. The Articles of Association have been set up accordingly. In fact, our structure is well ahead of proposed amendments to the mandatory application of the so-called two-tier system with respect to the adoption of annual financial statements and appointment of Supervisory Board members.

In December 2003, the Netherlands' revised Corporate Governance Code (often known as the Tabaksblat Code) was published. Both the Executive Board and the Supervisory Board have spent considerable time analyzing the new Code. Randstad fully endorses the general approach and recognizes the importance of good corporate governance. The vast majority of the principles and best practice provisions that make up the Code are already common practice in our company. They have been incorporated in our corporate regulations and documents, such as the Articles of Association, our risk management framework and the Rules of Procedure for the Supervisory Board. The latter comprises the Supervisory Board's profile, tasks, working methods, and interaction with the Executive Board. All these documents are available on our company's website as is the agenda for the General Meeting of Shareholders. We are striving for a high degree of transparency on these issues and use the company's website as an important means for communication.

We further comply with another specific principle: the independence of our Supervisory Board members. The only member of the Supervisory Board who cannot be considered independent is Mr. F.J.D. Goldschmeding. As founder of the company he was statutory director of the company for 38 years. He resigned in 1998 which was within five years of his appointment as member of the Supervisory Board in 1999 and therefore does not meet the requirement of independence. In addition, he has an interest in a legal entity which, based on the Major Holdings in Listed Companies Act, is registered as a stake in Randstad Holding nv in the 25-50% category. This holding has also been disclosed in the Major

Holding Disclosure 1996-2a 2002 Register. The total number of registered shares amounts to 52,104,361 with an equal number of voting rights. Furthermore, he holds 1,350,000 type-B preferred shares that have no voting rights attached to them. He is the managing director of two foundations, each of which, based on the same Act, reports an interest in Randstad Holding nv in the 5-10% category.

As explained above we already comply with the majority of principles in the Corporate Governance Code regarding the Supervisory Board, the shareholders and General Meeting of Shareholders. Currently, we are reviewing the Code's best practices in detail and intend to discuss the compliance with the Code with the GMS in May 2004. In our 2004 Annual Report, a more extensive description of our compliance with the Code will be included. Depending on further internal consideration and decision-making, the main principles on which we expect to deviate from the Code are:

- Ownership of and transactions in securities other than company securities by Executive Board members: this is considered to be an unnecessary restriction of freedom of action. The Executive Board members adhere to company regulations on insider information and to the applicable legal provisions on insider trading.

- Maximum allowance in the event of dismissal limited to one annual salary: the maximum allowance deviates from the standards in the Code due to the concentration of shares within the shareholder base. Severance pay has been agreed of twice the annual salary plus one-twelfth of the same annual salary per year of service, up to a maximum of three times the annual salary. This severance pay will only be paid in the event of premature termination of employment whose cause cannot be attributed to the board member concerned or in the event of a change of control.

- Maximum appointment of four years for members of the Executive Board: we will not comply with this principle as it goes against the company's culture and core values. Most of our board members have a high seniority in the company. One objective of our management development program is to fill 80% of all management vacancies through internal promotion and development. With one exception, all members of our current Executive Board were appointed through internal promotion. Given our strong corporate culture we consider this a desirable situation. We feel that a four-year appointment will threaten continuity. However, in line with the best practice supporting this provision we conduct annual performance reviews.

- Maximum number of supervisory board memberships of members of the Supervisory Board: some members currently have more than five supervisory board memberships of Dutch listed companies.

- The chairman of the Nominations & Compensation Committee of the Supervisory Board is also the chairman of the Supervisory Board. Randstad considers management development a strategic issue as our people determine the success of the company. Therefore, it is absolutely necessary for the chairman of the Supervisory Board to be closely involved in the selection of future top management and in the long-term succession planning of the Executive Board. The Nominations & Compensation Committee also selects members of the Executive Board from the current senior management. Therefore the chairs should be combined.

The remuneration report can be found on our website www.randstad.com.

investor relations

At Randstad, the investor relations strategy is aimed at providing clear information on developments and progress in our business and markets. Through continual improvements in transparency, we aim to further increase the liquidity of the Randstad share and expand the shareholder base. To this end, we focus on a number of target groups:

- analysts
- institutional investors
- private investors
- the international financial media
- financial advisors.

In 2003, we built further on initiatives established in previous years to achieve these aims. Active involvement of the whole Executive Board supports these efforts although the CFO has primary responsibility for investor relations. The Group's improved operational performance during the reporting year clearly enhanced our reputation among shareholders and analysts. Despite difficult and uncertain economic and market conditions, we presented quarterly outlooks throughout the year. These short-term targets were met and even outperformed most quarters. This has further strengthened the credibility of the Group's management. In December 2003, Randstad was able to issue a trading update, adjusting upwards the outlook for earnings per share.
As in previous years, we pursued direct contact with our shareholders, analysts and the press through a broad range of dedicated activities. Roadshows for existing and potential institutional investors were organized in the Netherlands, the US, the UK, France, Germany, Ireland, Canada, Switzerland and Italy. Furthermore, Randstad participated as a speaker in several international conferences on either the business services sector or on Benelux companies. Twice Randstad hosted analyst meetings on financial performance in Amsterdam and in London. A dedicated analyst/investor day was organized to further clarify Group strategy as well as the specifics of the Dutch market and accounting for tax planning. Furthermore, meetings were held for private investors.

International Financial Reporting Standards

In compliance with EU requirements, Randstad will present its 2005 financial reports according to IFRS. The IFRS project is well on track. Substantial progress has been made to identify the most important issues that could affect the income statement or balance sheet (for a description, please refer to page 40). One of the aims is to ensure shareholders and analysts fully understand any resulting changes. In line with Euronext requirements for Nextprime listed companies a qualitative assessment of any changes resulting from the IFRS application will be given at the presentation of the 2004 interim results.

Indicative geographic spread of free-float shares, year-end 2003

Netherlands	45%
United Kingdom	23%
United States	18%
France	4%
Switzerland	4%
Belgium	3%
Other countries	3%



Indicative spread share ownership free-float shares, year-end 2003

Institutional investors[1]	87%
Private investors	13%



1 Insurance companies, pension funds and investment companies

Important dates 2004/2005

Publication 1st quarter results, before start of trading	May 5, 2004
General Meeting of Shareholders	May 12, 2004
Fixing ex-dividend	May 14, 2004
Dividend available for payment	June 8, 2004
Publication 2nd quarter results, before start of trading	August 4, 2004
Press conference and analyst presentation 2nd quarter results	August 4, 2004
Publication 3rd quarter results, before start of trading	November 3, 2004
Publication 4th quarter results, before start of trading	February 17, 2005
Publication 1st quarter results, before start of trading	May 4, 2005
General Meeting of Shareholders	May 10, 2005

Indexed price trend Randstad Holding nv shares 2003


Randstad
Relative vs CBS
250
200
150
100
50
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

Indexed price trend Randstad Holding nv shares 1994-2003


Randstad
CBS
1,400
1,200
1,000
800
600
400
200
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

Trading volume Randstad Holding nv shares 1994-2003


x 1,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

In addition to corporate information on the Randstad Group, the Randstad website (www.randstad.com) also contains a section on investor relations, where information can be found concerning the Randstad share, quarterly reports and presentations, and important financial data. Visitors to the site may also request information in print and subscribe to electronic information such as press releases and the daily closing price of the Randstad share.

Development of the share

The share price performance was very strong during the reporting year. Randstad ranked third in the list of strongest AEX and Midkap performers. The share price ended the year at € 19.23, 125% above the 2002 closing price of € 8.55. The AEX Index closed the year up 4.6% on its 2002 year-end level; the Amsterdam Midkap Index increased by 14.6%. The lowest point of the year, € 7.19, was in February, following a period dominated by geopolitical tensions. In contrast, the peak of € 19.68 in December followed publication of Randstad's strong third quarter results and the trading update. At the same time, optimism on the state of the economy became more widely spread. Traditionally, staffing companies are among the first to benefit from an economic upturn. As a result, staffing stocks in general react strongly to economic sentiment.
Market capitalization of ordinary Randstad shares amounted to € 2,223.4 million on December 31, 2003. The book value of type-B preferred shares is € 165.8 million.

Shares in Randstad Holding nv are quoted on Euronext Amsterdam. Options on Randstad shares are also traded there. The Randstad share forms part of the Amsterdam Midkap Index, the Netherlands' second index. Stocks are ranked according to volume traded (AEX includes the top 1-25; the Midkap indexes the 26-50 rankings). We estimate the free float of Randstad shares at 45%. Furthermore, Randstad Holding forms part of the Nextprime Index. This is a Euronext initiative to distinguish between the large number of listed companies across various countries. Companies have to comply with a number of quality standards relating to reporting and transparency. Finally, based on market capitalization the Randstad share forms part of the Next 150 segment of Euronext.

Randstad's dividend policy is to pay out annually approximately 40% of net income from ordinary operations to holders of ordinary shares in the form of a cash dividend, after deduction of the preferred dividend.

shareholder structure

Shareholder structure
At the end of 2003, the issued share capital of Randstad Holding nv consisted of:

- ordinary shares: 115.6 million with a nominal value of € 0.10
- type-B preferred shares: 25.2 million with a nominal value of € 0.10.

No new shares were issued in the reporting year.

Following flotation in 1990, there were 108 million ordinary shares in issue. In 1998, 7.6 million new ordinary shares and 25.2 million type-B preferred shares were issued. Within the framework of the stock option program for the members of the Executive Board, ordinary shares were purchased in 2001 and 2002. This amounted to 320,714 shares. No repurchase took place in 2003.

The holders of approximately 85% of ordinary shares may make unrestricted use of their voting rights at the General Meeting of Shareholders. The other 15% of ordinary shares have been converted into depositary receipts. Those shares are held by two foundations, Stichting Administratiekantoor Randstad Optiefonds and Stichting Administratiekantoor Randstad Holding. Depositary receipts in the former are fully exchangeable; exchangeability of those in the latter is limited. The depositary receipts issued by the depositories are held by Gaud Holding bv, Stichting Randstad Optiefonds and by employees who have obtained depositary receipts by exercising options. When shares are converted into depositary receipts, beneficial ownership is separated from legal ownership. Therefore, the holders of depositary receipts have no voting rights.

Type-B preferred shares ('financing prefs') are held by a foundation, Stichting Administratiekantoor Preferente Aandelen Randstad Holding. The voting rights attached to these shares are vested in this foundation and its board can exercise them. A board decision is taken to determine who will exercise the voting rights on behalf of the foundation.

The board comprises S.C.J.J. Kortmann, A.A. Anbeek van der Meijden and A.H.J. Risseeuw. The board members are fully independent from the company's management as well as from other shareholders. It is their task to represent the joint interest of the owners of preferred shares.

The statutes of the foundation were compiled in accordance with Annex X of the fund rules of Euronext Amsterdam and the recommendations of the Corporate Governance Commission. Depositary receipts issued by the foundation are held by ING Groep N.V., Fortis N.V. and Aegon N.V.

The company has no priority shares and there are no further limits on the voting rights of shareholders of ordinary shares.



Randstad Holding nv
total number of shares: 140.8 million
nominal value: € 0.10
Ordinary shares
Number: 115.6 million
Type-B preferred shares
Number: 25.2 million
Randstad Beheer bv
Range: 25 - 50%
Stichting Administratiekantoor Preferente Aandelen Randstad Holding
Range: 10 - 25%
Stichting Administratiekantoor Randstad Optiefonds
Range: 5 - 10%
ING Groep N.V.
Depositary receipts
Range: 5 - 10%
Stichting Randstad Optiefonds
Depositary receipts
Range: 5 - 10%
Stichting Administratiekantoor Randstad Holding
Range: 5 - 10%
Fortis N.V.
Depositary receipts
Range: 5 - 10%
Gaud Holding bv
Depositary receipts
Range: 5 - 10%
AEGON N.V.
Depositary receipts
Range: 5 - 10%
Free-float shares (estimate)
Range: 40 - 45%

financial statements

consolidated income statement, 2003

in millions of €	see notes no.	2003		2002	
Revenue	1	**5,257.4**		5,443.8	
Cost of services	2	**4,168.5**		4,250.4	
Gross profit	1		**1,088.9**		1,193.4
Personnel expenses	3	**648.2**		698.7	
Depreciation tangible fixed assets	6	**53.4**		66.1	
Amortization goodwill		**2.6**		1.8	
Other operating expenses	7	**266.5**		328.5	
Total operating expenses			**970.7**		1,095.1
Operating profit	1		**118.2**		98.3
Financial income and expenses	10		**(8.5)**		(15.8)
Income from ordinary operations before taxes			**109.7**		82.5
Taxes on income	11		**(32.6)**		(25.5)
Income non-consolidated participation			**–**		(0.2)
Net income			**77.1**		56.8

	2003	2002
Earnings per ordinary share (€)	**0.59**	0.42
Earnings per ordinary share before amortization goodwill (€)	**0.62**	0.43
Average number of ordinary shares outstanding (in millions)	**115.3**	115.4
Diluted earnings per ordinary share (€)	**0.59**	0.42
Diluted earnings per ordinary share before amortization goodwill (€)	**0.62**	0.43
Average number of diluted ordinary shares outstanding (in millions)	**115.4**	115.4

consolidated balance sheet at december 31, 2003

before profit appropriation for ordinary shares, in millions of €	see notes no.	2003		2002	
Intangible fixed assets	18	**12.9**		7.1	
Tangible fixed assets	19	**113.3**		142.2	
Financial fixed assets	20	**372.1**		366.2	
Fixed assets			**498.3**		515.5
Receivables	21	**990.9**		1,019.5	
Cash and cash equivalents	22	**185.6**		208.8	
Current assets		**1,176.5**		1,228.3	
Current liabilities	23	**732.0**		837.6	
Working capital			**444.5**		390.7
Capital employed			**942.8**		906.2
Long-term debt	24		**123.6**		204.8
Provisions	25		**465.4**		366.9
Shareholders' equity	26		**353.8**		334.5
			942.8		906.2

Operating working capital	27	**347.8**	367.5
Operating capital employed	27	**461.1**	509.7
Interest-bearing debt	28	**203.9**	416.3
Net debt	28	**18.3**	207.5
Balance sheet total		**1,674.8**	1,743.8

consolidated cash flow statement, 2003

in millions of €	2003		2002	
Operating profit	**118.2**		98.3	
Depreciation tangible fixed assets	**53.4**		66.1	
Amortization goodwill	**2.6**		1.8	
Provisions	**8.8**		6.8	
Income taxes paid	**(3.5)**		(11.9)	
Cash flow from operations before operating working capital		**179.5**		161.1
Current receivables	**15.3**		72.0	
Current non-interest bearing liabilities	**28.8**		(36.7)	
Operating working capital		**44.1**		35.3
Cash flow from operations		**223.6**		196.4
Investments in tangible fixed assets	**(34.7)**		(30.0)	
Disposal of real estate 2002	**34.5**		–	
Disposal of tangible fixed assets	**5.9**		42.0	
Acquisition of group companies	**(10.3)**		(1.0)	
Repayment from participation	**2.2**		16.0	
Cash flow from investments		**(2.4)**		27.0
Free cash flow		**221.2**		223.4
Long-term debt	**(80.5)**		(110.2)	
Financial fixed assets, other	**(1.8)**		(1.0)	
Short-term interest-bearing debt	**(124.1)**		(73.6)	
Financing		**(206.4)**		(184.8)
Financial income and expenses	**(8.5)**		(15.8)	
Repurchase of ordinary shares	**–**		(2.1)	
Dividends paid on ordinary shares	**(19.6)**		(16.2)	
Dividends paid on type-B preferred shares	**(8.6)**		(8.6)	
Reimbursement to financiers		**(36.7)**		(42.7)
Cash flow from financing		**(243.1)**		(227.5)
Currency differences		**(1.4)**		6.7
Net cash flow		**(23.3)**		2.6
Changes in cash through acquisitions and disposals of group companies		**0.1**		–
Changes in cash and cash equivalents		**(23.2)**		2.6

(amounts in millions of €, unless otherwise indicated)

Valuation and consolidation principles

Consolidation principles
The consolidated financial statements comprise the financial data of Randstad Holding nv and its group companies. The main activity of the group is temporary and contract staffing. Group companies are companies where Randstad Holding nv has either direct or indirect managerial control. The results of acquired/disposed Group companies are consolidated from/up to the date of purchase/sale.

See page 72 for an overview of major group companies.

Principles for the valuation of assets and liabilities and determination of results

Presentation
The gross profit and operating expenses are separately disclosed in the income statement. Gross profit is the balance of revenue minus the cost of services in relation to staffing employees. Operating expenses comprise selling and general expenses and include personnel expenses in relation to corporate employees as well as expenses for accommodation, advertising, marketing and other. This classification gives the best understanding of the composition of the results and is used within the Group for internal control purposes. As of the year 2003 amortization goodwill has been included in operating profit. The comparative figures for 2002 have been adjusted accordingly; therefore the 2002 operating profit is € 1.8 million lower.

Principles
The valuation principles of assets and liabilities and the principles for determination of results are unchanged compared to the previous year and are as follows:

Intangible fixed assets relate to goodwill. Goodwill, being the difference between the price paid for and the net asset value of newly acquired group companies, is capitalized as of the date of acquisition. In determining the net asset value possible reorganization costs as well as adjustments of assets and liabilities to fair value are taken into account. Goodwill is stated at cost less accumulated amortization calculated on the estimated useful life with a maximum of 20 years. Up to and including the year 2000, goodwill was directly charged to shareholders' equity at acquisition date.

Tangible fixed assets are stated at cost less accumulated depreciation calculated on the basis of a fixed percentage of the purchase price and dependent on the anticipated life of the asset.

The financial fixed assets are stated at nominal value, after deductions for provisions where necessary with the exception of the non-consolidated participation, which is valued at net asset value using the principles of the Group.

Receivables are stated at nominal value less provisions for receivables considered doubtful.

Deferred tax assets and liabilities are stated at nominal value and calculated according to the prevailing tax rate; deferred tax assets are valued as far as they are considered recoverable.

Pension provisions are stated at actuarial value.

The remaining assets and liabilities are stated at nominal value.

Monetary balance sheet items arising from transactions denominated in other currencies than the local currencies are converted at year-end exchange rates; resulting currency differences are included in operating profit. Non-monetary balance sheet items arising from transactions denominated in other currencies than the local currencies are converted at the exchange rates prevailing at the date of transaction.

The income statements of non-eurozone operating companies are included using the average exchange rates over the reporting year.
Translation differences that occur upon consolidation of non-eurozone operating companies are directly charged or credited to shareholders' equity.

Revenue is the sum of amounts billed to third parties during the year based on rendered services and excluding taxes levied. Income and expenses are stated in the year they were generated or incurred; possible losses are taken into account as soon as they are identified.

Taxes on income are the sum of taxes levied on commercial profits in the countries where those profits were generated, based on local tax regulations. Tax-exempt income is taken into account in calculating taxes on income. Losses made by group companies are included in consolidated income and are taken into account in calculating taxes on income, as far as the amounts are considered recoverable.

In the preparation of the financial statements, estimates and assumptions are made that could affect the value of assets and liabilities and the outcome of revenue and expenses. The actual outcome may differ from these estimates and assumptions.

Consolidated cash flow

The indirect method is used to draw up the consolidated cash flow statement. The purchase price of acquisitions as well as the selling price of disposed group companies is included in cash flow from investing activities. Changes in assets and liabilities which are a result from acquisition and disposal of group companies are taken into account in the calculation of cash flows.

Exchange rates	2003		2002	
	Average	At year-end	Average	At year-end
US dollar	0.89	0.79	1.06	0.95
Canadian dollar	0.63	0.62	0.68	0.60
Pound sterling	1.45	1.42	1.59	1.53
Swiss franc	0.66	0.64	0.68	0.69
Danish crown	0.13	0.13	0.13	0.13

In respect of acquisitions of group companies, the average exchange rate from the date of purchase is applied when converting the income statement; the balance sheet on the date of purchase is converted against the rate applicable on the day of purchase.

notes on the consolidated income statement

(amounts in millions of €, unless otherwise indicated)

1. Information by segment

Information by segment and geographical area is included on page 65 and after.

2. Cost of services	2003	2002
Cost of services include the costs of staffing employees:		
Wages and salaries	3,178.4	3,288.8
Social security charges	784.8	753.5
Pension charges	29.2	28.8
	3,992.4	4,071.1
Other costs	176.1	179.3
	4,168.5	4,250.4

3. Personnel expenses	2003	2002
Personnel expenses include the expenses of corporate employees:		
Wages and salaries	487.3	528.5
Social security charges	65.2	69.1
Pension charges	13.2	12.0
	565.7	609.6
Other expenses	82.5	89.1
	648.2	698.7

4. Wages and salaries, social security charges and pension charges	2003	2002
Total wages and salaries, social security charges and pension charges included in operating profit are:		
Wages and salaries	3,665.7	3,817.3
Social security charges	850.0	822.6
Pension charges	42.4	40.8
	4,558.1	4,680.7

5. Employee numbers (average)	2003	2002
Staffing employees	206,000	207,800
Corporate employees	12,280	13,040
	218,280	220,840

6. Depreciation tangible fixed assets	2003	2002
Buildings	1.9	3.4
Renovations	15.4	17.8
Furniture and fixtures	11.2	14.8
Hardware	9.6	14.7
Software	15.3	15.4
	53.4	66.1

7. Other operating expenses	2003	2002
Advertising and marketing	58.9	75.0
Accommodation	95.6	103.8
Other expenses	112.0	149.7
	266.5	328.5

8. Operating leases

In operating profit an amount of € 124.9 million (2002: € 140.1 million) is included in respect of operating leases.

9. Exceptional items	2003	2002
The following exceptional items are included in operating profit:		
Expenses and provisions for reorganizations	22.2	15.4
Book profit on sale of buildings	(2.4)	(1.6)
	19.8	13.8

10. Financial income and expenses	2003	2002
Interest and similar income	**5.3**	9.2
Interest and similar expenses	**(13.8)**	(25.0)
	(8.5)	(15.8)

11. Taxes on income
In 2003 the effective tax burden on income from operations was 29.7% (2002: 30.9%). The reconciliation between the effective tax burden and the average applicable rate (weighted average of the statutory applicable rates on the income before taxes of the group companies) is as follows:

	2003	2002
Average applicable rate	**32.3%**	29.5%
Permanent tax-exempt income	**(14.2)%**	(16.6)%
Effects prior years and changes in statutory applicable rates	**(21.0)%**	(9.1)%
Change in value of receivables mainly due to tax losses carry-forward	**32.6%**	27.1%
Effective tax burden	**29.7%**	30.9%

The change in the average applicable rate in 2003 compared to 2002 is caused by a changed mix of results of group companies in countries with different tax rates.
The increase in the percentage in the item 'effects prior years and changes in statutory applicable rates', is mainly caused by an agreement with tax authorities.

12. Earnings per ordinary share	2003	2002
Net income	**77.1**	56.8
Less: preferred dividend	**8.6**	8.6
Net income for ordinary shareholders	**68.5**	48.2
Average number of ordinary shares outstanding (in millions)	**115.3**	115.4
Earnings per ordinary share (€)	**0.59**	0.42
Average number of diluted ordinary shares outstanding (in millions)	**115.4**	115.4
Diluted earnings per ordinary share (€)	**0.59**	0.42

Earnings per ordinary share before amortization goodwill	2003	2002
Net income	**77.1**	56.8
Less: preferred dividend	**8.6**	8.6
Net income for ordinary shareholders	**68.5**	48.2
Add: amortization goodwill (after taxes)	**2.5**	1.8
Net income for ordinary shareholders before amortization goodwill	**71.0**	50.0
Average number of ordinary shares outstanding (in millions)	**115.3**	115.4
Earnings per ordinary share before amortization goodwill (€)	**0.62**	0.43
Average number of diluted ordinary shares outstanding (in millions)	**115.4**	115.4
Diluted earnings per ordinary share before amortization goodwill (€)	**0.62**	0.43

13. Remuneration Executive Board

The following amounts (in € 1,000) relating to the remuneration of the members of the Executive Board are included in the income statement 2003:

	Fixed salary		Variable remuneration		Pension charges		Total	
	2003	2002	**2003**	2002	**2003**	2002	**2003**	2002
B.J. Noteboom	**425**	352	**82**	60	**40**	34	**547**	446
C.T.M.J. Farla	**91**	389	**–**	54	**6**	38	**97**	481
L.J.M.V. Lindelauf	**358**	337	**68**	49	**34**	33	**460**	419
R.J. van de Kraats	**357**	303	**68**	44	**34**	30	**459**	377
J.H. Reese*	**467**	526	**88**	77	**7**	9	**562**	612
Totaal	**1,698**	1,907	**306**	284	**121**	144	**2,125**	2,335

* total in US dollar 634,000 (2002: 576,000)

The Executive Board consisted in 2002 and in 2003 up to March 1 of five members; as per March 1, 2003, Mr. C.T.M.J. Farla stepped down because of health reasons. The vacancy has been filled starting 2004.

The remuneration of the Executive Board includes a fixed part and a variable part. The salary increase as per January 1, 2003 – apart from changes in function or portfolio – amounted to on average 5.2%. The variable part is performance-related and consists of short, medium and long-term components. The Supervisory Board sets the targets prior to each year.

In respect of the short-term component, the annual bonus can be earned by realizing the annual targets. For 2003 these targets were growth of revenue and of earnings per share, as well as individual performance criteria for each member. Depending on the achievements, the bonus may vary between 0% and 45% of the annual fixed income; performance according to targets results in a bonus of 30%.
For 2003, the company was successful in terms of growth of earnings per share, however not in terms of revenue growth. The targets with respect to the individual performance criteria have been achieved. This resulted in a bonus (short-term component) of 20% per member.

In respect of the medium-term component, a bonus can be earned on the basis of average (3 years) organic revenue growth rates. The Supervisory Board may deviate from this, in case of other significant progression. Performance at target level (average organic growth 8%-10%) results in a bonus of one annual salary after 3 years. This plan was initiated mid-2001, which implies that the first payment will be considered in the course of 2004. No bonus has been charged to the income statement 2003.

The long-term component is structured through a stock option plan. Granting of options is a discretionary right of the Supervisory Board linked to the achievement of annual targets. The underlying value (number of options times exercise price of the grant) amounts to 170% (175% for the CEO) of the annual fixed salary. The exercise price of the options is not lower than the share price at granting date.

This stock option program for the Executive Board has been implemented in 2001; the options granted in 2001 and 2002 have been granted on shares, which have been purchased by Randstad Holding nv; starting 2003 the options are granted on new shares to be issued by the company at exercise date. The term of the options is 5 full years; the options are exercisable as from 3 years after granting, without performance or other restrictions. In case a member resigns from the Group within 3 years after granting, a reduction mechanism on potential profits on options is in place. The company offers no financing arrangements at granting, or at exercising of the options.
Before realization of this program, options have been granted to members of the Executive Board within the framework of the personnel stock option program; the conditions under this plan are set out on page 63 and 64.

The options outstanding to the Executive Board members at December 31, 2003 under the two option programs are as follows:

Executive Board Option Program	Year of granting	Option price (in €)	January 1, 2003	Granted in 2003	Expired in 2003	Exercised in 2003	December 31, 2003	Exercise period ends in
B.J. Noteboom	2001	14.00	36,076				36,076	August 2006
	2002	17.50	32,000				32,000	May 2007
	2003	10.50		78,500			78,500	May 2008
L.J.M.V. Lindelauf	2002	17.50	32,000				32,000	May 2007
	2003	9.10		63,500			63,500	May 2008
R.J. van de Kraats	2002	17.50	32,000				32,000	May 2007
	2003	9.10		63,500			63,500	May 2008
J.H. Reese	2001	14.00	37,851				37,851	August 2006
	2002	17.50	32,000				32,000	May 2007
	2003	9.10		63,500			63,500	May 2008
Subtotal			**201,927**	**269,000**	**–**	**–**	**470,927**	

Personnel Option Program	Year of granting	Option price (in €)	January 1, 2003	Granted in 2003	Expired in 2003	Exercised in 2003	December 31, 2003	Exercise period ends per December 31
B.J. Noteboom	1999	43.50	1,479		1,479		–	2003
	2000	37.75	219				219	2004
	2000	42.50	1,825				1,825	2004
	2001	14.00	3,597				3,597	2005
L.J.M.V. Lindelauf	1999	43.50	2,571		2,571		–	2003
	2000	37.75	219				219	2004
	2000	42.50	3,178				3,178	2004
	2001	14.00	3,927				3,927	2005
R. J. van de Kraats	–		–				–	
J.H. Reese	1999	43.50	489		489		–	2003
	2000	37.75	1,534				1,534	2004
	2001	14.00	1,822				1,822	2005
Subtotal			**20,860**	**–**	**4,539**	**–**	**16,321**	
Grand total			**222,787**	**269,000**	**4,539**	**–**	**487,248**	

In 2001 and 2002, Randstad Holding nv purchased a total of 320,714 shares, which are held in treasury to cover the obligations of the Executive Board Option Programs 2001 and 2002; for the 2003 options new shares will be issued by the company.

Mr. L.J.M.V. Lindelauf has 123 depositary receipts of shares, acquired out of exercising options under the Personnel Option Program.

The value of the options granted in 2003 (based on the Black & Scholes model) amounted to € 355,000 for Mr. B.J. Noteboom and € 300,000 for each of the other members of the Executive Board.

The Group has not issued any loans or guarantees to the members of the Executive Board.

14. Remuneration of former members of the Executive Board
As from March 1, 2003 the remuneration of Mr C.T.M.J. Farla as former member of the Executive Board, has been included in the income statement for the amounts of € 332,000 (fixed salary) and € 31,000 (pension charges). Since he stepped down, Mr. Farla has been an advisor of the Executive Board, in which function he attends the meetings of the Executive Board and the Supervisory Board.

Options granted to former members of the Board, based on the Executive Board Option Program are as follows:

	Year of granting	Option price (in €)	Number of options
H. Zwarts	2001	16.00	47,560
C.T.M.J. Farla	2001	14.00	35,227
	2002	17.50	36,000
			118,787

15. Remuneration Supervisory Board
The yearly remuneration of each of the members of the Supervisory Board amounts to € 22,250 (2002: € 18,151), and € 30,000 (2002: € 22,689) for the chairman. Committee members receive an additional allowance of € 2,250. Mr. J.F.M. Peters, who stepped down in May 2003, and Mr. F.W. Fröhlich, appointed in May 2003, received pro rata remunerations. The total remuneration included in the income statement 2003 amounts to € 179,000 (2002: € 115,000). The remuneration is fixed and determined by the General Meeting of Shareholders. No amounts have been paid to former members of the board.

No options have been granted, nor has the Group issued any loans or guarantees to members of the Supervisory Board.

One member of the Supervisory Board has an interest in a legal entity which, based on the 'Wet melding zeggenschap' ('Declaration of Interests Act'), is registered as a stake in Randstad Holding nv in the 25-50% category. The same member is the managing director of two foundations, each of which, based on the same act, reports an interest in Randstad Holding nv in the 5-10% category.

16. Personnel Stock Option Program
In 1988 the founder of the company established an independent entity, Stichting Randstad Optiefonds (Randstad Option Fund Foundation), to provide stock options to corporate employees. The Management Board of the Foundation consists in majority of members independent from the company. The company determines the allocation to employees, in respect of the total number of options made available per year by the Foundation. Stock options are granted to corporate employees who have fulfilled a minimum number of months of service. The options are granted on ordinary shares (or depositary receipts of

shares) available in the Foundation. Exercise of options under the Randstad Personnel Stock Option Program does not affect the number of shares issued by Randstad Holding nv, nor has the company the obligation to purchase any shares; exercise of the options has no effect on earnings per share.
At December 31, 2003, the Foundation has approximately 8.6 million Randstad Holding nv (depositary receipts of) shares to cover the obligations of the Personnel Stock Option Program. In total 4.2 million options were outstanding within the framework of this Program.
The details about granting and changes in outstanding options during 2003 are as follows:

	2003	2002	2001	2000	1999	1998
Granting per year:						
Options granted (x 1000)	**945**	1,235	1,760	1,606	1,416	1,022
Number of employees	**8,420**	7,170	9,125	8,950	9,540	7,150
Exercise price (average in €)	**8.50**	17.50	14.00	37.92	43.69	41.97
Changes in outstanding options (x 1000):						
Options at December 31, 2002	**–**	1,212	1,519	1,083	795	29
Granted	**945**	–	–	–	–	–
Exercised	**–**	(1)	(5)	–	–	–
Expired	**(66)**	(169)	(159)	(238)	(724)	(29)
Options at December 31, 2003	**879**	1,042	1,355	845	71	–

The life of virtually all options is almost 5 years; the major part can be exercised after 3 years.
About 1.1 million depositary receipts of shares are held by employees, after exercise of options.

During the year 2003 the Executive Board decided to grant a limited group of senior management an additional long-term compensation in the form of stock options. These options are granted on new shares to be issued by the company at exercise. Granting of the options is a discretionary right of the Executive Board based on the potential impact of the senior managers on future profits and recent performance. The exercise price of the options is not lower than the share price at granting date.
The life of the options is 5 full years; the options are exercisable as from 3 years after granting, without performance or other restrictions. In case a manager resigns from the group within 3 years after granting, a reduction mechanism on potential profits on options is in place. Within the framework of this stock option plan 275,000 options were granted in 2003, with an average exercise price of € 9.63.
The value of the options (based on the Black & Scholes model) amounts to € 1.3 million. The number of options to be granted under this stock option program and the Executive Board stock option program, may not lead to a dilution per year of more than 1% of issued ordinary shares.

The Group offers no financing arrangements at granting, or at exercising of the options.

notes on the consolidated balance sheet

(amounts in millions of €, unless otherwise indicated)

17. Information by segment
Information by segment and geographical area is included on page 65 and after.

18. Intangible fixed assets
The intangible fixed assets relate to goodwill. Changes in intangible fixed assets in 2003 are:

	Cost	Accumulated amortization	Book value
January 1, 2003	10.0	(2.9)	7.1
Investments	9.3	–	9.3
Amortization	–	(2.6)	(2.6)
Adjustment goodwill	(0.5)	–	(0.5)
Currency differences	(0.6)	0.2	(0.4)
December 31, 2003	18.2	(5.3)	12.9

For the amortization of goodwill, a five-year term is employed.
The average remaining term of amortization is 3 years and 10 months.

The investment of € 9.3 million relates to goodwill from the acquisitions of 100% of the shares of Thuiszorg Perfect bv as of October 1, 2003 and the activities of SGA Personeelsdiensten as of January 1, 2003. Goodwill is based upon the total purchase price of these acquisitions of € 10.3 million. The negative adjustment in goodwill relates to certain earn-out arrangements regarding the acquisition of J.M.W. Horeca Uitzendbureau bv in 2002.

19. Tangible fixed assets	2003	2002
Buildings and land	**33.0**	39.3
Renovation, furniture and fixtures	**41.5**	59.6
Computer hardware and software	**38.8**	43.3
	113.3	142.2

Changes in tangible fixed assets in 2003 are:

	Buildings and land	Renovation furniture and fixtures	Computer-hardware/ software	Total
Purchase price at January 1, 2003	58.4	228.6	130.9	417.9
Accumulated depreciation	19.1	169.0	87.6	275.7
Book value at January 1, 2003	39.3	59.6	43.3	142.2
Changes in book value:				
Acquisition of group companies	–	0.3	–	0.3
Additions	–	11.3	23.4	34.7
Disposals	(4.0)	(1.6)	(0.3)	(5.9)
Depreciation	(1.9)	(26.6)	(24.9)	(53.4)
Currency differences	(0.4)	(1.5)	(2.7)	(4.6)
Book value at December 31, 2003	33.0	41.5	38.8	113.3
Purchase price at December 31, 2003	52.8	204.2	138.3	395.3
Accumulated depreciation	19.8	162.7	99.5	282.0
Book value at December 31, 2003	33.0	41.5	38.8	113.3

Renovation, furniture and fixtures include renovation for the amount of € 28.2 million (2002: € 38.5 million) and furniture and fixtures for the amount of € 13.3 million (2002: € 21.1 million).
Computer hardware and software include computer hardware for the amount of € 10.6 million (2002: € 18.0 million) and computer software for the amount of € 28.2 million (2002: 25.3 million).
In 2003 investments in software amount to € 19.9 million.
The estimated free market value of buildings and land is around € 20 to € 30 million higher than book value.

Depreciation terms for tangible fixed assets:

	Term	Percentage
Land	–	–
Buildings	33 years	3
Renovation	5 years	20
Furniture and fixtures	4 years	25
Hardware	4 years	25
Software	3 years	33

20. Financial fixed assets	2003	2002
Non-consolidated participation	**0.4**	2.3
Deferred tax	**359.6**	353.1
Other receivables	**12.1**	10.8
	372.1	366.2

Changes in financial fixed assets in 2003 are:

	Non-consolidated participation	Deferred tax	Other receivables	Total
Value at January 1, 2003	2.3	353.1	10.8	366.2
Changes in book value:				
Increase	0.3	40.9	1.8	43.0
Repayments	(2.2)	–	–	(2.2)
Currency differences	–	(34.4)	(0.5)	(34.9)
Value at December 31, 2003	0.4	359.6	12.1	372.1

Deferred tax assets consist of:

	2003	2002
Relating to paid goodwill	**154.6**	192.5
Tax losses carry-forward	**100.7**	114.9
Timing differences	**104.3**	45.7
	359.6	353.1

Deferred tax assets relating to goodwill and other timing differences of approximately € 125 million (2002: approximately € 85 million) and deferred tax assets in relation to tax losses carry-forward of approximately € 105 million (2002: approximately € 90 million), which are considered not recoverable, are valued at nil.
The increase in deferred taxes in 2003 of € 40.9 million is credited to taxes on income.
The fair value of the other receivables is approximately € 9 million; the fair value of the non-consolidated participation equals the net asset value.

21. Receivables	2003	2002
Trade receivables	**779.9**	819.9
Taxes on income	**104.5**	57.1
Receivable from sale real estate	**–**	34.5
Other receivables	**89.7**	90.6
Prepayments	**16.8**	17.4
	990.9	1,019.5

Terms on these receivables are shorter than one year.

Trade receivables are stated after deduction of provisions for doubtful accounts of € 39.3 million (2002: € 48.9 million).

22. Cash and cash equivalents	2003	2002
Time deposits	**154.9**	160.5
Cash on hand and in banks	**30.7**	48.3
	185.6	208.8

The time deposits fall due within a one-month average.

23. Current liabilities	2003	2002
Short-term interest-bearing debt:		
Bank overdraft	**80.3**	103.3
Current part of long-term debt	**–**	108.2
	80.3	211.5
Short-term non-interest-bearing debt:		
Trade payables	**36.0**	52.4
Taxes on income	**4.7**	1.4
Other taxes and social security premiums	**250.3**	226.3
Pension contributions	**10.7**	11.5
Dividend payable on type-B preferred shares	**8.6**	8.6
Wages, salaries and deferred personnel costs	**269.0**	258.2
Other debt	**69.8**	54.8
Accruals and deferred income	**2.6**	12.9
	651.7	626.1
Total current liabilities	**732.0**	837.6

Negative pledges have been issued for the purposes of bank overdraft facilities and 'pari passu' clauses apply. The majority of short-term interest-bearing debt consists of bank overdrafts in euros. A part (€ 32 million) is denominated in US dollars.

24. Long-term debt	2003	2002
Drawings on the multi-currency syndicated credit facility	**123.0**	300.0
Other long-term debt	**0.6**	13.0
	123.6	313.0
Less: current part of long-term debt	**–**	(108.2)
	123.6	204.8

On July 25, 2003, a € 330 million syndicated credit facility was signed to replace the existing € 400 million facility that would have matured in March 2004. The new facility has a tenor of 5 years at a floating interest margin above EURIBOR. The interest margin depends on the debt leverage ratio. The interest rate is based on the term of the drawing. At the end of 2003 the drawing under this facility amounts to € 123 million (2002: € 300 million). The interest rate at year-end is 2.7% for a three-month term. There is no repayment schedule.
The long-term interest-bearing debt is currently exclusively denominated in euros. The fair value of the long-term debt equals the book value.
At year-end the Group had no outstanding interest rate or currency swaps on its net debt position.

25. Provisions	2003	2002
Pension provisions	**0.6**	0.5
Provision for deferred tax liabilities	**380.0**	287.0
Provision for reorganization	**21.9**	17.6
Other provisions	**62.9**	61.8
	465.4	366.9

Changes in provisions over 2003 are as follows:

	Pensions	Deferred tax liabilities	Reorganization	Other
Value at January 1, 2003	0.5	287.0	17.6	61.8
Changes:				
Acquisitions of group companies	–	–	–	2.8
Increase	0.1	108.9	20.6	41.4
Withdrawals	–	–	(15.4)	(38.4)
Currency differences	–	(15.9)	(0.9)	(4.7)
Value at December 31, 2003	0.6	380.0	21.9	62.9

The deferred tax liabilities provision comprises recapture obligations ensuing from incorporation in the Netherlands of tax losses incurred in North America and Germany, as well as liabilities calculated over the difference between the commercial and fiscal value of assets and liabilities.
The reorganization provision comprises the costs of reorganization measures taken at several group companies.
Other provisions consists primarily of provisions for risks of third-party claims.
The average effective interest rate used for calculating the pension provisions amounts to 4.0%.
The provisions are short-term for an amount of € 60 million (2002: € 40 million).

26. Shareholders' equity

Notes on shareholders' equity are included on pages 70 and 71 of the notes on the company income statement and balance sheet.

27. Operating capital employed	2003	2002
Working capital	**444.5**	390.7
Receivable from sale real estate	**–**	(34.5)
Cash and cash equivalents	**(185.6)**	(208.8)
Dividend on type-B preferred shares	**8.6**	8.6
Short-term interest-bearing debt	**80.3**	211.5
Operating working capital	**347.8**	367.5
Tangible fixed assets	**113.3**	142.2
Operating capital employed	**461.1**	509.7

28. Net debt and interest-bearing debt	2003	2002
Short-term interest-bearing debt	**80.3**	211.5
Long-term interest-bearing debt	**123.6**	204.8
Total interest-bearing debt	**203.9**	416.3
Cash and cash equivalents	**(185.6)**	(208.8)
Net debt	**18.3**	207.5

29. Guarantees and commitments not included in the balance sheet	2003	2002
Rent and leases, less than 1 year	**86**	94
Rent and leases, more than 1 year, less than 5 years	**172**	182
Rent and leases, more than 5 years	**40**	34
	298	310
Investment commitments	**–**	1.4
Guarantees to third parties	**–**	1.0

Rent and leases are almost exclusively rental contracts for branches and lease contracts for IT equipment and automobiles.

No other guarantees have been issued than those in relation to commitments from rent and leases and those in relation to liabilities included in the balance sheet.

information by segment

(amounts in millions of €, unless otherwise indicated)

Revenue	2003	2002
Mass-customized Europe	**3,599.4**	3,600.2
Mass-customized North America	**1.036.9**	1,254.5
In-house services	**417.1**	367.4
Yacht	**211.8**	229.1
Corporate/eliminations	**(7.8)**	(7.4)
	5,257.4	5,443.8

Depreciation	2003	2002
Mass-customized Europe	**29.5**	33.3
Mass-customized North America	**14.5**	19.6
In-house services	**1.3**	1.7
Yacht	**1.0**	2.7
Corporate	**7.1**	8.8
	53.4	66.1

Gross profit	2003	2002
Mass-customized Europe	**778.6**	843.3
Mass-customized North America	**192.8**	229.6
In-house services	**58.3**	57.3
Yacht	**60.3**	63.6
Corporate/eliminations	**(1.1)**	(0.4)
	1,088.9	1,193.4

Assets[1]	2003	2002
Mass-customized Europe	**802.9**	773.5
Mass-customized North America	**167.3**	234.9
In-house services	**93.9**	78.1
Yacht	**98.1**	112.9
Corporate/eliminations	**153.0**	191.3
	1,315.2	1,390.7

Operating result	2003	2002
Mass-customized Europe	**130.6**	153.1
Mass-customized North America	**(3.3)**	(30.8)
In-house services	**11.0**	6.6
Yacht	**0.1**	(6.0)
Corporate/eliminations	**(20.2)**	(24.6)
	118.2	98.3

Non-consolidated participation	2003	2002
Yacht	**0.2**	0.9
Corporate	**0.2**	1.4
	0.4	2.3

Liabilities[2]	2003	2002
Mass-customized Europe	**955.6**	1,063.8
Mass-customized North America	**470.6**	569.7
In-house services	**94.8**	76.3
Yacht	**29.6**	54.2
Corporate/eliminations	**(609.6)**	(641.7)
	941.0	1,122.3

Amortization of goodwill	2003	2002
Mass-customized Europe	**2.6**	1.8
	2.6	1.8

1 Assets include all assets with the exception of deferred tax assets.

2 Liabilities include long-term and short-term debt as well as provisions, with the exception of the provision for deferred tax liabilities.

Operating working capital	2003	2002
Mass-customized Europe	**109.6**	133.1
Mass-customized North America	**95.6**	130.9
In-house services	**9.0**	18.4
Yacht	**28.6**	18.5
Corporate/eliminations	**105.0**	66.6
	347.8	367.5

Investments intangible fixed assets	2003	2002
Mass-customized Europe	**9.3**	2.2
	9.3	2.2

Investments tangible fixed assets	2003	2002
Mass-customized Europe	**17.5**	16.5
Mass-customized North America	**2.7**	2.0
In-house services	**0.4**	0.9
Yacht	**0.4**	1.6
Corporate	**13.7**	9.0
	34.7	30.0

Intangible fixed assets	2003	2002
Mass-customized Europe	**12.9**	7.1
	12.9	7.1

Tangible fixed assets	2003	2002
Mass-customized Europe	**50.9**	66.0
Mass-customized North America	**15.5**	35.7
In-house services	**1.9**	2.9
Yacht	**1.6**	3.1
Corporate	**43.4**	34.5
	113.3	142.2

Employees	Staffing		Corporate	
(average)	**2003**	2002	**2003**	2002
Mass-customized Europe	**142,800**	143,300	**8,280**	8,800
Mass-customized North America	**43,800**	46,500	**2,230**	2,330
In-house services	**16,700**	14,900	**680**	670
Yacht	**2,700**	3,100	**500**	640
Corporate	**–**	–	**590**	600
	206,000	207,800	**12,280**	13,040

information by geographical area

(amounts in millions of €, unless otherwise indicated)

Revenue	2003	2002
Netherlands	**2,075.2**	2,167.8
Germany	**548.1**	527.5
Belgium/Luxembourg	**574.2**	547.1
France	**365.8**	342.9
Spain	**322.3**	287.7
United Kingdom	**151.9**	170.4
Italy	**115.8**	85.5
Other European countries	**67.2**	60.4
North America	**1,036.9**	1,254.5
	5,257.4	5,443.8

Gross profit	2003	2002
Netherlands	**517.9**	598.9
Germany	**112.8**	110.9
Belgium/Luxembourg	**98.3**	90.3
France	**50.9**	51.5
Spain	**50.7**	46.9
United Kingdom	**29.4**	33.9
Italy	**21.7**	17.1
Other European countries	**14.4**	14.3
North America	**192.8**	229.6
	1,088.9	1,193.4

Amortization of goodwill	2003	2002
Netherlands	**1.2**	0.2
United Kingdom	**1.4**	1.6
	2.6	1.8

Depreciation tangible fixed assets	2003	2002
Netherlands	**21.8**	27.4
Germany	**4.6**	5.7
Belgium/Luxembourg	**4.4**	5.2
France	**1.9**	1.9
Spain	**2.4**	2.4
United Kingdom	**1.6**	1.8
Italy	**1.5**	1.4
Other European countries	**0.7**	0.7
North America	**14.5**	19.6
	53.4	66.1

Assets[1]	2003	2002
Netherlands	**620.5**	650.1
Germany	**103.0**	89.7
Belgium/Luxembourg	**110.6**	115.5
France	**122.2**	119.1
Spain	**100.7**	91.8
United Kingdom	**33.9**	43.5
Italy	**43.0**	30.4
Other European countries	**14.0**	15.7
North America	**167.3**	234.9
	1,315.2	1,390.7

Investments intangible fixed assets	2003	2002
Netherlands	**9.3**	2.2

Investments tangible fixed assets	2003	2002
Netherlands	**17.0**	19.0
Germany	**6.8**	0.7
Belgium/Luxembourg	**1.4**	2.4
France	**0.6**	1.3
Spain	**3.3**	1.8
United Kingdom	**0.8**	1.3
Italy	**1.7**	1.1
Other European countries	**0.4**	0.4
North America	**2.7**	2.0
	34.7	30.0

Employees	Staffing		Corporate	
(average)	**2003**	2002	**2003**	2002
Netherlands	**79,200**	84,100	**5,310**	5,940
Germany	**18,100**	16,800	**1,310**	1,390
Belgium/Luxembourg	**19,500**	18,900	**990**	1,000
France	**12,500**	11,900	**630**	650
Spain	**17,500**	16,200	**820**	820
United Kingdom	**7,900**	7,900	**460**	460
Italy	**4,200**	3,100	**340**	300
Other European countries	**3,300**	2,400	**190**	150
North America	**43,800**	46,500	**2,230**	2,330
	206,000	207,800	**12,280**	13,040

1 Assets include all assets with the exception of deferred tax assets.

company income statement, 2003

in millions of €	2003	2002
Income from participations after taxes	**57.9**	19.7
Other income after taxes	**19.2**	37.1
Net income	**77.1**	56.8

company balance sheet at december 31, 2003

before profit appropriation for ordinary shares, in millions of €	see notes no.	2003	2003	2002	2002
Financial fixed assets	30		**296.0**		256.4
Receivables	31	**35.5**		20.9	
Cash and cash equivalents	32	**69.6**		97.6	
Current assets		**105.1**		118.5	
Current liabilities	33	**47.3**		40.4	
Working capital			**57.8**		78.1
Capital employed			**353.8**		334.5
Issued capital		**14.1**		14.1	
Share premium		**548.0**		548.0	
General reserve		**(276.8)**		(275.8)	
Unappropriated income		**68.5**		48.2	
Shareholders' equity	35		**353.8**		334.5
			353.8		334.5

notes on the company income statement and balance sheet

(amounts in millions of €, unless otherwise indicated)

General

The financial statements of Randstad Holding nv are included in the consolidated financial statements. Group companies are stated at net asset value.
Other assets and liabilities are valued according to principles stated in the notes on the consolidated financial statements. This further applies to the principles of determining net income. Shareholders' equity and net income of the company are the same as those reported in the consolidated financial statements. With respect to the company statement of income of Randstad Holding nv, the company avails itself of the exemption provided for in Section 402 of Part 9, Book 2 of the Netherlands Civil Code.

30. Financial fixed assets	2003	2002
Participations in:		
Group companies	**(210.3)**	(221.4)
Non-consolidated participation	**11.1**	11.1
	(199.2)	(210.3)
Receivables from subsidiaries	**495.2**	466.7
	296.0	256.4

Changes in financial fixed assets in 2003 are as follows:

	Partici- pations	Receivables
Value at January 1, 2003	(210.3)	466.7
Capital payments	6.3	–
Income 2003	57.9	–
Dividend payments	(4.9)	–
Loans granted	–	228.6
Repayments	–	(200.0)
Currency differences	(29.7)	(0.1)
Other changes	(18.5)	–
Value at December 31, 2003	(199.2)	495.2

See page 72 for an overview of major group companies.

31. Receivables	2003	2002
Receivables from group companies	**34.0**	10.8
Taxes on income	**–**	8.0
Other receivables	**1.5**	2.1
	35.5	20.9

32. Cash and cash equivalents

Cash includes bank balances of € 0.1 million (2002: € 0.6 million) as well as time deposits of € 69.5 million (2002: € 97.0 million); these time deposits fall due within a one-month average.

33. Current liabilities	2003	2002
Bank overdraft	**12.0**	11.6
Trade accounts payable	**0.6**	0.9
Debt to group companies	**0.5**	–
Taxes on income	**4.4**	–
Taxes and social security charges	**0.2**	–
Pensions	**–**	0.5
Dividend type-B preferred shares	**8.6**	8.6
Other debt	**18.2**	16.0
Accruals and deferred income	**2.8**	2.8
	47.3	40.4

34. Guarantees and commitments not included in the balance sheet	2003	2002
Guarantees on behalf of group companies	**14.3**	18.7

The company bears joint and several liability for bank overdraft and guarantees facilities of € 573 million (2002: € 571 million).

The company's commitments for the period less than 1 year amount to € 0.5 million and for the period between 1 to 5 years to € 0.6 million in respect of lease contracts for automobiles.

The company is part of fiscal unities for corporate income taxes as well as for sales taxes. As a consequence the company bears joint and several liability for the debts in respect of corporate income taxes and sales taxes of the fiscal unities.

35. Shareholders' equity

Authorized capital is € 50.0 million and consists of 200,000,000 ordinary shares with a nominal value of € 0.10, 50,000 type-A preferred shares with a nominal value of € 500.00 and 50,000,000 type-B preferred shares with a nominal value of € 0.10.
Issued share capital consists of 115,619,048 ordinary shares and 25,200,000 type-B preferred shares. A cumulative preferred dividend of € 8.6 million is paid on issued type-B preferred shares annually.

Changes in shareholders' equity are as follows:

	Issued capital		Share premium	General reserve	Unappropriated income	Total
	Ordinary	Preferred				
Value at January 1, 2002	11.6	2.5	548.0	(263.6)	51.5	350.0
Appropriation income 2001	–	–	–	35.3	(35.3)	–
Dividend 2001 on ordinary shares paid	–	–	–	–	(16.2)	(16.2)
Repurchase ordinary shares	–	–	–	(2.1)	–	(2.1)
Translation differences	–	–	–	(37.5)	–	(37.5)
Other changes	–	–	–	(7.9)	–	(7.9)
Net income 2002	–	–	–	–	56.8	56.8
Dividend 2002 on type-B preferred shares payable	–	–	–	–	(8.6)	(8.6)
Value at December 31, 2002	11.6	2.5	548.0	(275.8)	48.2	334.5
Appropriation income 2002	–	–	–	28.6	(28.6)	–
Dividend 2002 on ordinary shares paid	–	–	–	–	(19.6)	(19.6)
Translation differences	–	–	–	(29.6)	–	(29.6)
Net income 2003	–	–	–	–	77.1	77.1
Dividend 2003 on type-B preferred shares payable	–	–	–	–	(8.6)	(8.6)
Value at December 31, 2003	11.6	2.5	548.0	(276.8)	68.5	353.8

Of the share premium, € 163.6 million is related to share premium on preferred shares. If preferred shares are withdrawn, the total paid sum (including share premium) must be repaid. The dividend on preferred shares will be reviewed 7 years after date of issue. The first review will take place in November 2005.

The purchase of ordinary shares represents the value of shares repurchased within the framework of the stock option program for the members of the Executive Board. No repurchase of ordinary shares took place in 2003. At January 1, 2003 and December 31, 2003 the number of repurchased shares amounted to 320.714 shares with a value of € 4.4 million.
In previous years, the amount of € 4.4 million was charged to the general reserve.

At year-end 2003, 544.000 stock options are outstanding that upon exercise will lead to the issuance of the same number of shares.

Other changes in 2002 concern adjustments of goodwill and tax relating to acquisitions prior to 2001.

Diemen, February 17, 2004

The Executive Board,
B.J. Noteboom
R.J. van de Kraats
L.J.M.V. Lindelauf
J.H. Reese

The Supervisory Board,
K. Vuursteen (chairman)
F.J.D. Goldschmeding (vice-chairman)
F.W. Fröhlich
J.C.M. Hovers
W.A.F.G. Vermeend
L.M. van Wijk
R. Zwartendijk

overview of major group companies

Mass-customized Europe

Randstad Nederland bv	Amsterdam
Randstad Uitzendbureau bv	Amsterdam
Thuiszorg Perfect bv	Steenwijk
Tempo-Team Group bv	Amsterdam
Tempo-Team Uitzendbureau bv	Amsterdam
Tempo-Team Werknet bv	Amsterdam
J.M.W. Horeca Uitzendbureau bv	Wageningen
Otter-Westelaken Groep bv	Veghel
Uitzendbureau Otter-Westelaken bv	Veghel
Profcore Business Services bv	Amsterdam
Randstad Belgium nv	Brussels
Randstad Interim sa	Luxembourg
Randstad II ApS	Copenhagen
Randstad Deutschland GmbH & Co KG	Cologne
Randstad Intérim SAS	Paris
Randstad Schweiz AG	Zürich
Randstad Empleo Empresa De Trabajo Temporal, S.A., Sociedad Unipersonal	Madrid
Randstad Consultores, S.A., Sociedad Unipersonal	Madrid
Randstad Empresa de Trabalho Temporario Unipessoal LdA	Lisbon
Randstad Employment Bureau Ltd	Newbury
Randstad Italia SPA	Milan

Mass-customized North America

Randstad North America LP	Atlanta
Randstad Staffing Services Inc.	Atlanta
Randstad Inhouse Services LP	Atlanta
Randstad Intérim Inc.	Montreal

In-house services

Capac Beheer bv	Amsterdam
Capac Inhouse Services bv	Amsterdam
Randstad Inhouse Services SAS	Paris
Randstad Inhouse Services, Empresa De Trabajo Temporal, S.A., Sociedad Unipersonal	Madrid

Yacht Europe

Yacht Group Nederland bv	Amsterdam
Yacht bv	Amsterdam
Yacht UK Ltd	Altrincham
Yacht nv	Brussels
Yacht France sa	Paris
Yacht Germany GmbH (80%)	Düsseldorf

Other group companies

Randstad Holding Nederland bv	Amsterdam
Randstad Groep Nederland bv	Amsterdam
E-bridge bv	Amsterdam
I-bridge bv	Amsterdam
Randon Beheer bv	Amsterdam
Diemermere bv	Amsterdam

A list of all group companies has been filed at the Chamber of Commerce in Amsterdam (Kamer van Koophandel, Amsterdam).

other information

Provisions of the articles of association concerning profit appropriation

The following is a summary of the most important stipulations of article 27 of the Articles of Association concerning profit appropriation.

Subsection 1. The Executive Board determines the profit amounts to be reserved with the approval of the Supervisory Board. Wherever possible, the remaining profit will then be divided as follows:

a. A dividend is paid to holders of type-A preferred shares over the call amounts on shares, the percentage being equal to the average legal interest rate – or the respective percentages if interim adjustments have been made to the interest rate – during the financial year for which dividend is paid. This percentage is increased by an amount not exceeding 3% as determined by the Executive Board and approved by the Supervisory Board. If in any year it is impossible to pay, or to pay in full, profit on type-A preferred shares, the dividend in arrears on shares will be paid in the following years before any other dividend payments are made.

b.1 Next, a dividend is paid to holders of type-B preferred shares per series that is equal to the basic percentage – as mentioned in paragraph 2 – of the total of the nominal amount and the share premium deposited with the first issue of the shares of that series, the basic percentage having been raised on issue by an increment of no more than one hundred and thirty-five basic points, to be established by the Executive Board and with the approval of the Supervisory Board.

b.2 The basic percentage stated in paragraph b.1 above is the arithmetic mean of the effective yield on government loans for the account of the Dutch government with a (remaining) duration of six to seven years; taking effect for the first time on the date on which type-B preferred shares (of a series) have been put out on interest, and subsequently every seven years in succession, the basic percentage of type-B preferred shares (of the series concerned) will be adapted to the then valid effective yield of the government loans stated in the above-mentioned provisions.

b.3 If and insofar as the profit is not sufficient to make the payments on type-B preferred shares in full, the deficit will be paid from the freely payable reserves, with the exception of the share premium reserves as stated in Article 4, subsection 4, paragraph b. If and insofar as the payment cannot be effectuated from the aforementioned reserves, a payment will first be made – from the profit made in the subsequent years upon addition to the reserves and subtraction of the amount due to holders of type-A preferred shares in compliance with the above – to the holders of type-B preferred shares to the effect that the deficit is compensated in full before the above provisions can be applied.

b.6 If in the course of any financial year type-B preferred shares have been issued, the dividend on the shares in question over that financial year will be reduced proportionally up to the first day of issue.

Subsection 2. The then remaining sum will be available to the General Meeting, with the restriction that no more payments will be made on preferred shares, or that no reservations will be made for this purpose.

Subsection 4. Subject to approval by the Supervisory Board, the Executive Board may decide to pay an interim dividend for the account of the dividend envisaged over the financial year concerned. A decision to pay an interim dividend may be restricted to a payment of interim dividend exclusively to shareholders of a certain type of share without any prejudice to the rights of shareholders of any other types of shares.

Subsection 5. Subject to approval by the Supervisory Board, the General Meeting may decide to effect dividend payment not, or not entirely, in cash, but (partly) in the form of company shares.

Proposed profit appropriation

Pursuant to Article 27 of the Articles of Association, it is proposed to pay a dividend of € 28.9 million on the ordinary shares and € 8.6 million on the type-B preferred shares, out of net income for 2003 amounting to € 77.1 million and to add € 39.6 million to the general reserve.

Auditors' report

To the Annual General Meeting of Shareholders of
Randstad Holding nv, Amsterdam

Introduction

We have audited the 2003 financial statements of Randstad Holding nv, Amsterdam. These financial statements are the responsibility of the company's Executive Board. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Executive Board, as well as evaluating the overall financial statements' presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the financial position of the company as of December 31, 2003 and of the result for the year then ended in accordance with generally accepted accounting principles in the Netherlands and comply with financial reporting requirements included in Part 9, Book 2 of the Netherlands Civil Code.

Amsterdam, February 17, 2004

PricewaterhouseCoopers Accountants N.V.

quarterly summary

in millions of €	first quarter	second quarter	third quarter	fourth quarter	total 2003
Revenue	**1,217.4**	**1,276.6**	**1,408.0**	**1,355.4**	**5,257.4**
Cost of services	969.2	1,011.7	1,117.8	1,069.8	4,168.5
Gross profit	**248.2**	**264.9**	**290.2**	**285.6**	**1,088.9**
Personnel expenses	165.2	161.1	167.2	154.7	648.2
Depreciation tangible fixed assets	13.7	12.9	12.3	14.5	53.4
Amortization goodwill	0.6	0.5	0.6	0.9	2.6
Other operating expenses	71.1	69.6	65.4	60.4	266.5
Total operating expenses	250.6	244.1	245.5	230.5	970.7
Operating profit	**(2.4)**	**20.8**	**44.7**	**55.1**	**118.2**
Financial income and expenses	(2.1)	(1.9)	(3.0)	(1.5)	(8.5)
Income from ordinary operations before taxes	(4.5)	18.9	41.7	53.6	109.7
Taxes on income	1.2	(5.8)	(12.7)	(15.3)	(32.6)
Net income	**(3.3)**	**13.1**	**29.0**	**38.3**	**77.1**
EPS calculation					
Net income	(3.3)	13.1	29.0	38.3	77.1
Amortization goodwill (after taxes)	0.6	0.5	0.5	0.9	2.5
Net income before amortization goodwill	(2.7)	13.6	29.5	39.2	79.6
Preferred dividend	2.2	2.1	2.2	2.1	8.6
Net income for ordinary shareholders before amortization goodwill	**(4.9)**	**11.5**	**27.3**	**37.1**	**71.0**
Net income for ordinary shareholders	**(5.5)**	**11.0**	**26.8**	**36.2**	**68.5**
Earnings per ordinary share (€)	(0.05)	0.10	0.23	0.31	0.59
Earnings per ordinary share before amortization goodwill (€)	(0.04)	0.10	0.24	0.32	0.62
Diluted earnings per ordinary share before amortization goodwill (€)	(0.04)	0.10	0.24	0.32	0.62
Average number of ordinary shares outstanding (in millions)	115.3	115.3	115.3	115.3	115.3
Average number of diluted ordinary shares outstanding (in millions)	115.3	115.3	115.3	115.4	115.4

ten years of Randstad

amounts in millions of €, unless otherwise indicated	**2003**	2002	2001
Revenue	**5,257.4**	5,443.8	5,818.4
as % of previous year	**96.6%**	93.6%	94.3%
Gross profit	**1,088.9**	1,193.4	1,339.4
EBITDA[1]	**174.2**	166.2	175.7
Operating profit	**118.2**	98.3	102.6
as % of previous year	**120.2%**	95.8%	40.9%
Net income before amortization goodwill (after taxes)[2]	**79.6**	58.6	48.3
as % of previous year	**135.8%**	121.3%	31.8%
Net income	**77.1**	56.8	60.1
as % of previous year	**135.7%**	94.5%	29.0%
Cash flow from operations	**223.6**	196.4	197.5
Free cash flow	**221.2**	223.4	218.5
Depreciation tangible fixed assets	**53.4**	66.1	62.8
Investments in tangible fixed assets	**34.7**	30.0	113.4
Shareholders' equity	**353.8**	334.5	350.0
Net debt	**18.3**	207.5	405.3
Operating capital employed[3]	**461.1**	509.7	659.8
Capital employed	**942.8**	906.2	1,088.5
Interest cover[4]	**20.5**	10.5	6.8
Average number of staffing employees	**206,000**	207,800	217,800
Average number of corporate employees	**12,280**	13,040	14,500
Number of branches, year-end	**1,600**	1,685	1,769
Number of in-house locations, year-end	**642**	582	489
Market capitalization, year-end	**2,223.4**	988.5	1,727.3
Price/earnings ratio[2]	**33**	20	44
Number of ordinary shares outstanding (in millions)[5]	**115.3**	115.4	115.6
Closing price (in €)	**19.23**	8.55	14.94
Ratios in % of revenue			
Gross margin	**20.7%**	21.9%	23.0%
EBITDA	**3.3%**	3.1%	3.0%
Operating profit	**2.2%**	1.8%	1.8%
Net income before amortization goodwill (after taxes)	**1.5%**	1.1%	0.8%
Net income	**1.5%**	1.0%	1.0%
Earnings per ordinary share (€)	**0.59**	0.42	0.45
Earnings per ordinary share before amortization goodwill (€)[2]	**0.62**	0.43	0.34
Diluted earnings per ordinary share before amortization goodwill (€)	**0.62**	0.43	0.34
Dividend per ordinary share (in €)	**0.25**	0.17	0.14
Pay-out per ordinary share in %[2]	**42**	40	41

1 EBITDA: operating result before depreciation tangible fixed assets and amortization of intangible fixed assets. **2** For the years 2000 and 2001 excluding extraordinary income after taxes (2000: € 55.4 million, 2001: € 13.0 million). **3** Operating capital employed: tangible fixed assets + working capital – cash + dividend + short-term interest-bearing debt – receivable from sale real estate. **4** Interest cover: EBITDA on financial income and expenses. **5** Ordinary shares outstanding: average in millions, adjusted for splits.

2000	1999	1998	1997	1996	1995	1994
6,168.1	5,565.4	4,223.8	3,209.5	2,701.4	2,133.9	1,705.6
110.8%	131.8%	131.6%	118.8%	126.6%	125.1%	125.0%
1,482.8	1,308.7	948.9	707.6	574.4	451.9	354.5
304.5	350.0	264.7	209.8	162.2	130.9	97.3
250.6	304.3	232.6	180.5	143.1	113.3	80.2
82.4%	130.8%	128.9%	126.1%	126.2%	141.4%	158.5%
151.8	207.0	152.2	117.0	94.1	74.1	51.0
73.3%	136.0%	130.1%	124.3%	127.0%	145.2%	155.5%
207.2	207.0	152.2	117.0	94.1	74.1	51.0
100.1%	136.0%	130.1%	124.3%	127.0%	145.2%	155.5%
116.0	293.2	–	–	–	–	–
(228.9)	31.4	–	–	–	–	–
53.9	45.7	32.1	29.3	19.1	17.6	17.1
113.3	58.2	57.7	42.4	45.7	30.7	13.3
359.2	410.8	430.3	353.5	280.3	213.9	162.7
538.2	159.8	48.4	(153.1)	(120.9)	(87.3)	(73.6)
742.5	426.6	–	–	–	–	–
1,039.7	846.1	668.5	380.4	303.4	235.4	185.4
14.9	33.0	–	–	–	–	–
244,500	241,000	204,200	165,300	141,700	113,900	88,800
15,570	12,900	9,800	7,700	6,300	5,100	4,200
2,042	1,755	1,616	1,108	962	895	778
–	–	–	–	–	–	–
1,809.4	5,526.6	5,298.8	4,092.1	2,708.6	1,363.0	843.5
13	28	33	35	29	18	17
115.6	115.6	108.9	108.0	108.0	108.0	108.0
15.65	47.80	45.83	37.89	25.08	12.62	7.81
24.0%	23.5%	22.5%	22.0%	21.3%	21.2%	20.8%
4.9%	6.3%	6.3%	6.5%	6.0%	6.1%	5.7%
4.1%	5.5%	5.5%	5.6%	5.3%	5.3%	4.7%
2.5%	3.7%	3.6%	3.6%	3.5%	3.5%	3.0%
3.4%	3.7%	3.6%	3.6%	3.5%	3.5%	3.0%
1.72	1.72	1.39	1.08	0.87	0.69	0.47
1.24	1.72	1.39	1.08	0.87	0.69	0.47
1.24	–	–	–	–	–	–
0.50	0.69	0.54	0.44	0.35	0.28	0.19
40	40	41	40	40	40	40

boards

(situation as of February 1, 2004)

Supervisory Board

K. Vuursteen, chairman
F.J.D. Goldschmeding
F.W. Frölich
J.C.M. Hovers
W.A.F.G. Vermeend
L.M. van Wijk
R. Zwartendijk

Executive Board

B.J. Noteboom, *chairman of the Executive Board and CEO*, responsible for Randstad Netherlands, Poland, mass-customized concepts, management development, business concept development, social & general affairs and corporate communications & branding
J.W. van den Broek[1], responsible for Belgium, France, Switzerland, Denmark, Randstad Inhouse Services and innovation
R.J. van de Kraats, chief financial officer also responsible for Yacht, IT and investor relations
L.J.M.V. Lindelauf, responsible for Spain, Germany, Italy, Portugal, Tempo-Team and corporate accounts
J.H Reese, responsible for the United States, Canada and the United Kingdom

Executive Vice Presidents

D. van Gelder, corporate accounts
F.C.A. van Haasteren, social & general affairs and chairman of the Board of Randstad Groep Nederland

Managing Directors Holding

P. Adida, new businesses
Ph. Cafiero, human resources & management development
F.C. Cornelis, corporate communications & branding
J.J.W.H. Huijbregts, planning, strategy & finance
P.P.M. van de Kerkhof, business concept development
S. de Leeuw, social & legal affairs Randstad Groep Nederland
J.M. van de Luijtgaarden, corporate accounting & tax affairs
J. Muchez, chief information officer

The Netherlands

Randstad
J. Vermeulen, managing director
Management team
M.C. van den Biggelaar, finance, facilities & IT
J.T. Andringa, operations
F.G. Farber, operations
H. Leentjes, operations

Capac Inhouse Services
C.H. Versteeg, managing director[2]
Management team
D.R. Veening, finance & IT
M. Warger, human resources
M. Kroet, marketing & facilities
H. van Ballegooij, operations
B. Lebbink, operations
W.M.M. van Leeuwen, operations

Tempo-Team Group
P.J. Hulsbos, managing director
Management team
T.J.J.M. van den Berg, finance
J.J. van der Meulen, human resources
E. de Jong, operations
A.R. Meingast, operations
C.B.G.C. Stroomer, operations
R.J. van Zenderen, operations

Yacht
J.H. Ockels, managing director
V.P. van den Hoff, operations

Otter-Westelaken Groep
J.R.J. den Otter, managing director

Profcore Business Services
G.J.H. Braun, managing director

Germany

Randstad
E. Gatzke, managing director
Management team
H. van Slooten, finance & IT
H. Franken, human resources & external relations
Ch. Bruchmann, Randstad Inhouse Services

Yacht
S. Parsser, managing director (sales)
A. Th. Touber, managing director (operations)

1 subject to the approval by the General Meeting of Shareholders on May 12, 2004
2 and member of the management team of Randstad Netherlands

Spain

Randstad
E.J.N. Schreur, managing director
Management team
F. Ortega, finance
E. Lopez, marketing
A. Ferranti, Randstad Inhouse Services
J. Ayuso, operations
J. Echevarria, operations
R. Martin, operations

Belgium and Luxembourg

Randstad
S.H. Witteveen, managing director
Management team
H. Broeks, finance
R. Gerard, human resources
P. Deltenre, Yacht & marketing
E. Annys, Randstad Inhouse Services
S. Bertholet, operations
H. Nijns, operations

France

Randstad
F. Noyer, managing director
Management team
B. Cazenave, finance
A. Crépin, marketing
P. Monbrun, Randstad Inhouse Services
R. Bailly, IT & quality
A. Giraud, operations
E. Martin-Genet, operations
F. Teboul, operations

United Kingdom

Randstad
J.W.J. Hoogeveen, managing director
Management team
R. Grossman, finance
D.L. Crowley, human resources
L. Gainsford, Randstad Inhouse Services
P. Green, business services
P. Bakker, operations
P. Maloney, operations
H. van der Veen, operations

Italy

Randstad
M.C. Ceresa, managing director
Management team
H. Billoud, finance
M. Mauri, human resources
M. Lo Cigno, Randstad Inhouse Services
E.F. van der Tang, operations

Denmark

Randstad
S. Keller, managing director

Portugal

Randstad
H.J.W.M. Janssen, managing director

Switzerland

Randstad
A.S.M. Nijsen, managing director

Shared Service Centers Europe

E-bridge
W.F.J.M. Kitslaar, managing director

I-bridge
H.E. Wanders, managing director

United States

Randstad
W.B. Elliot, chief financial officer
G.N. Auerbach, human resources
L.L. Clark, chief information officer
A.J. Gershlak, operations
M.T. Jacoutot, operations & marketing
G. Spencer, operations

Canada

Randstad
L. Galipeau, operations

Colophon

Design (theme)
Studio Dumbar

Photography (theme)
Mark Janssen

Photography (portraits)
Bert Teunissen

Text
Anne Lavelle/The Write Company

DTP
Ernst Hellemink/Hellemink Digital Design

Printing
Hollandia Equipage



Randstad Holding nv

Address
Diemermere 25
1112 TC Diemen
The Netherlands

Mailing address
PO Box 12600
1100 AP Amsterdam-Zuidoost
The Netherlands

E-mail
corporate.communications@randstadholding.com
investor.relations@randstadholding.com

Internet
www.randstad.com

Phone +31 (0)20-569 59 11
Fax +31 (0)20-569 55 20